Exhibit 99.124

ENERGY FUELS INC.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 – Identity of Company

1.1	Name and Address of Company

Energy Fuels Inc.
2 Toronto Street, Suite 500 Toronto, Ontario M5C 2B6

Energy Fuels Inc. is referred to in this Report as “EFI” or the “Company”.

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this Report:

Graham Moylan Chief Financial Officer Telephone: (416) 214-2810

Item 2 – Details of Acquisition

2.1	Nature of Business Acquired

EFI acquired all of the issued and outstanding securities of Strathmore Minerals Corp. (“Strathmore”) (the “Acquisition) pursuant to a Plan of Arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). Pursuant to the Arrangement, (i) holders of Strathmore common shares received 1.47 EFI common shares for each common share of Strathmore held (the “Share Exchange Ratio”); (ii) holders of Strathmore restricted share units (“Strathmore RSUs”) received 1.47 EFI common shares for each Strathmore RSU held; and (iii) stock options to acquire Strathmore common shares were exchanged for stock options to acquire EFI common shares, with adjustments to the exercise price and number of options to reflect the Share Exchange Ratio.

Further details regarding the Acquisition can be found in the arrangement agreement dated as of June 11, 2013 among Strathmore, EFI and EFI’s wholly-owned subsidiary, 0971890 B.C. Ltd. (“Subco”), the joint news release issued by Strathmore and EFI dated June 11, 2013 and, the material change report filed by EFI on June 19, 2013, the management information circular of EFI dated July 15, 2013, the joint news release issued by Strathmore and EFI dated September 3, 2013, and the material change report filed by EFI on September 5, 2013, each of which has been filed on SEDAR and is available at www.sedar.com.

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2.2	Date of Acquisition

The Acquisition was completed on August 30, 2013.

2.3	Consideration

An aggregate of 186,420,925 common shares of EFI (subject to minor adjustments for rounding) were issued pursuant to the Acqusition, comprised of 183,269,731 common shares of EFI issued in exchange for common shares of Strathmore and 3,151,194 common shares of EFI which were issued in exchange for the Strathmore RSUs. In addition, EFI reserved for issuance 14,648,550 EFI common shares issuable upon exercise of EFI stock options issued in exchange for Strathmore stock options.

2.4	Effect on Financial Position

The Company currently has no plans or proposals for material changes in the business affairs of EFI or Strathmore which may have a significant effect on the results of operations or financial position of EFI. The effect of the acquisition of Strathmore on EFI’s financial position is outlined in the unaudited pro forma financial statements attached as Schedule “C” hereto.

2.5	Prior Valuations

No valuation opinions were obtained by EFI or, to the knowledge of EFI, by Strathmore, within the 12 months preceding the date of the Acquisition. Strathmore obtained a fairness opinion in respect of the Acquisition, a copy of which was attached as Appendix C to the management information circular of Strathmore dated July 19, 2013 which was filed by Strathmore on www.sedar.com on July 25, 2013. EFI also obtained a fairness opinion in respect of the Acquisition, a copy of which was attached as a schedule to the management information circular of EFI dated July 15, 2013 which was filed by EFI on www.sedar.com on July 18, 2013.

2.6	Parties to Transaction

The Acquisition was not with informed persons, associates or affiliates of EFI. At completion of the Acquisition, one former officer and director of Strathmore was appointed to the board of directors of EFI.

2.7	Date of Report

September 27, 2013

Item 3 – Financial Statements

The following financial statements required by Part 8 of National Instrument 51-102 are attached hereto as follows.

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(a)	Audited consolidated financial statements of Strathmore as at and for the years ended December 31, 2012 and December 31, 2011, attached hereto as Schedule “A”;

(b)	Unaudited condensed interim consolidated financial statements of Strathmore as at and for the three months ended March 31, 2013, attached hereto as Schedule “B”; and

(c)

Unaudited pro forma condensed consolidated statements of financial position as at March 31, 2013, the unaudited pro forma condensed consolidated statements of income (loss) for the year ended September 30, 2012, and the unaudited pro forma condensed consolidated statements of income (loss) for the six months ended March 31, 2013 of EFI, attached hereto as Schedule “C”.

The auditors of Strathmore have not given their consent to the inclusion of their audit report in this Report.

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INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Strathmore Minerals Corp.

We have audited the accompanying consolidated financial statements of Strathmore Minerals Corp., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of loss, comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Strathmore Minerals Corp. as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Vancouver, Canada,
March 26, 2013.	Chartered Accountants

Strathmore Minerals Corp.
December 31, 2012 and 2011

Table of contents

Strathmore Minerals Corp.
Consolidated statements of financial position
(expressed in Canadian dollars)

	As at	As at
	December 31,	December 31,
	2012	2011
	$	$
ASSETS
Current
Cash and cash equivalents (Note 11)	5,368,727	11,570,582
Restricted cash and cash equivalents (Note 11)	244,562	246,785
Other financial assets (Note 5)	240,665	676,575
Available-for-sale financial assets (Note 8)	2,000,000	2,100,000
Trade and other receivables	174,919	292,678
Income taxes receivable	-	41,094
Prepaid expenses	108,535	67,849
	8,137,408	14,995,563

Property and equipment (Note 7)	1,090,713	1,123,717
Other restricted assets (Note 11)	893,007	310,015
Exploration and evaluation assets (Note 6)	57,389,751	38,483,774

Total assets	67,510,879	54,913,069

LIABILITIES
Current
Trade and other payables	1,871,912	1,506,297
Total liabilities	1,871,912	1,506,297

SHAREHOLDERS' EQUITY
Share capital	78,823,430	63,719,428
Other capital reserves (Note 9(e))	9,869,672	8,764,384
Deficit	(34,069,343)	(28,358,302)
Accumulated other comprehensive loss	(1,093,191)	(338,991)
Attributable to shareholders of:
Strathmore Minerals Corp.	53,530,568	43,786,519
Non-controlling interests (Note 6(a))	12,108,399	9,620,253
Total shareholders' equity	65,638,967	53,406,772

Total liabilities and shareholders' equity	67,510,879	54,913,069

On behalf of the Board:

"Ralph Goehring"	"David Miller"
Director	Director

See accompanying notes to the consolidated financial statements.

Strathmore Minerals Corp.
Consolidated statements of loss
(expressed in Canadian dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2012	2011
	$	$
General and administrative expenses
Amortization	261,351	312,034
Consulting fees	1,576,256	1,010,873
Corporate development and investor relations	592,759	539,512
Office and administration	704,771	730,455
Professional fees	293,811	463,165
Share-based payments (Notes 9(b), 9(c) and 9(d))	1,100,341	894,379
Transfer agent and regulatory fees	109,321	255,061
Wages and benefits	862,147	711,491
Loss before other items	(5,500,757)	(4,916,970)
Other items
Interest and miscellaneous income	115,675	286,522
Realized (loss) gain on other financial assets (Note 5)	(172,797)	445,474
Gain on disposition of mineral property	-	494,591
Unrealized loss on other financial assets (Note 5)	(187,438)	(2,285,997)
Impairment of available-for-sale securities (Note 8)	(100,000)	-
	(344,560)	(1,059,410)
Loss for the year before income taxes	(5,845,317)	(5,976,380)
Deferred income taxes recovery (Note 10)	-	1,310,101
Net loss for the year	(5,845,317)	(4,666,279)
Attributable to shareholders of:
Strathmore Minerals Corp.	(5,711,041)	(4,552,136)
Non-controlling interests	(134,276)	(114,143)
Net loss for the year	(5,845,317)	(4,666,279)
Basic and diluted loss per common share
Basic and Diluted	(0.05)	(0.05)

Weighted average number of of common shares outstanding
Basic and Diluted	115,013,283	89,789,207

See accompanying notes to the consolidated financial statements.	Page 2

Strathmore Minerals Corp.
Consolidated statements of comprehensive loss
(expressed in Canadian dollars)

	Year Ended	Year Ended
	ended	ended
	December 31,	December 31,
	2012	2011
	$	$

Net loss for the year	(5,845,317)	(4,666,279)

Other comprehensive loss, net of tax

Exchange differences on translating foreign operations	(754,200)	636,495
Exchange differences on translating non-controlling interests	(221,945)	222,036

Comprehensive loss for the year	(6,821,462)	(3,807,748)

Attributable to shareholders of:
Strathmore Minerals Corp.	(6,465,241)	(3,915,641)
Non-controlling interests	(356,221)	107,893

Comprehensive loss for the year	(6,821,462)	(3,807,748)

See accompanying notes to the consolidated financial statements.	Page 3

Strathmore Minerals Corp.
Consolidated statements of changes in equity
(expressed in Canadian dollars)

				Accumulated		Attributable to shareholders of:
			Other capital	other			Non-
	Common shares (Note 9)		reserves	comprehensive		Strathmore	controlling
	Shares	Amount	(Note 9(e))	loss	(Deficit)	Minerals Corp.	interests	Total
		$	$	$	$	$	$	$

Balance, January 1, 2011	88,942,269	62,443,068	8,367,562	(975,486)	(23,806,166)	46,028,978	6,235,304	52,264,282

Net loss	-	-	-	-	(4,552,136)	(4,552,136)	(114,143)	(4,666,279)
Other comprehensive income	-	-	-	636,495	-	636,495	222,036	858,531
Comprehensive loss for the year	-	-	-	636,495	(4,552,136)	(3,915,641)	107,893	(3,807,748)
Exercise of options	740,000	1,083,235	(773,834)	-	-	309,401	-	309,401
Exercise of warrants	257,500	193,125	-	-	-	193,125	-	193,125
Share-based payments (Notes 9(c) and 9(d))	-	-	1,170,656	-	-	1,170,656	-	1,170,656
Contributions to Roca Honda Resources LLC	-	-	-	-	-	-	3,277,056	3,277,056
Balance, December 31, 2011	89,939,769	63,719,428	8,764,384	(338,991)	(28,358,302)	43,786,519	9,620,253	53,406,772

Balance, January 1, 2012	89,939,769	63,719,428	8,764,384	(338,991)	(28,358,302)	43,786,519	9,620,253	53,406,772

Net loss	-	-	-	-	(5,711,041)	(5,711,041)	(134,276)	(5,845,317)
Other comprehensive loss	-	-	-	(754,200)	-	(754,200)	(221,945)	(976,145)
Comprehensive loss for the year	-	-	-	(754,200)	(5,711,041)	(6,465,241)	(356,221)	(6,821,462)
Share-based payments (Notes 9(c) and 9(d))	-	-	1,542,221	-	-	1,542,221	-	1,542,221
Share subscription (Notes 9(a) and 6(c))	14,586,182	8,022,400	-	-	-	8,022,400	-	8,022,400
Share issuance (Notes 9(a) and 6(d))	18,255,002	6,663,076	-	-	-	6,663,076	-	6,663,076
Share issuance costs (Note 9(a))	-	(18,407)	-	-	-	(18,407)	-	(18,407)
Release of restricted share units	932,000	436,933	(436,933)	-	-	-	-	-
Contributions to Roca Honda Resources LLC	-	-	-	-	-	-	2,844,367	2,844,367
Balance, December 31, 2012	123,712,953	78,823,430	9,869,672	(1,093,191)	(34,069,343)	53,530,568	12,108,399	65,638,967

See accompanying notes to the consolidated financial statements.	Page 4

Strathmore Minerals Corp.
Consolidated statements of cash flows
(expressed in Canadian dollars)

	Year	Year
	ended	ended
	December 31,	December 31,
	2012	2011
	$	$
Operating activities
Net loss for the year	(5,845,317)	(4,666,279)
Items not affecting cash:
Amortization	261,351	312,034
Interest income	(117,539)	(260,692)
Realized loss (gain) on other financial assets	172,797	(445,474)
Unrealized loss on other financial assets	187,438	2,285,997
Gain on disposition of mineral property	-	(494,591)
Share-based payments	1,100,341	894,379
Impairment of available-for-sale securities	100,000	-
Deferred income taxes	-	(1,310,101)
Changes in non-cash working capital items (Note 11)	174,998	1,611,830
Cash used in operations	(3,965,931)	(2,072,897)
Interest received	205,560	230,907
Net cash used in operating activities	(3,760,371)	(1,841,990)

Investing activities
Purchases of property and equipment	(256,046)	(153,266)
Proceeds from disposition of mineral preperty	-	248,375
Proceeds from disposition of other financial assets	75,397	1,106,914
Proceeds from dispostion of property and equipment	36,785	-
Acquisition of available-for-sale financial assets	-	(2,100,000)
Expenditures on exploration and evaluation assets	(12,657,839)	(9,809,098)
Cash used in investing activities	(12,801,703)	(10,707,075)

Financing activities
Proceeds from the issuance of common shares	8,022,400	-
Share issuance costs	(18,407)	-
Acquisition of other restricted assets	(582,992)	(310,015)
Exercise of stock options	-	309,401
Cash received from non-controlling interests	2,939,218	3,182,427
Exercise of warrants	-	193,125
Cash provided by financing activities	10,360,219	3,374,938

Net decrease in cash and cash equivalents	(6,201,855)	(9,174,127)

Cash and cash equivalents, beginning of year	11,570,582	20,744,709
Cash and cash equivalents, end of year	5,368,727	11,570,582

Supplemental disclosure with respect to cash flows (Note 11)

See accompanying notes to the consolidated financial statements.	Page 5

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

1.	Nature and continuance of operations

Strathmore Minerals Corp. (the “Company” or “Strathmore”) is a publicly listed company incorporated in Canada under the laws of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange. The registered office of the Company is located at 2600 - 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3. The principal address and records office of the Company is located at 312 – 1708 Dolphin Avenue, Kelowna, British Columbia, V1Y 9S4.

The Company is primarily engaged in the acquisition, exploration, and development of uranium mineral properties. The Company is also engaged in the acquisition, exploration, and development of gold and copper mineral properties. The Company is in the process of exploring and developing its mineral property interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of its properties, obtaining the necessary permits to operate a mine, and upon future profitable production, or alternatively, upon cash generated from non- core property divestures.

The consolidated financial statements of Strathmore for the year ended December 31, 2012 were approved and authorized for issue by the Board of Directors on March 26, 2013.

2.	Basis of preparation

These consolidated financial statements of the Company and its subsidiaries were prepared in accordance with and using accounting policies in full compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These audited consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at December 31, 2012, the Company had not advanced its properties to commercial production and is not able to finance day-to-day activities through operations. Barring any unforeseen developments, the Company has the ability to finance its operating costs and meet future obligations over the next twelve months with funds currently on hand. The Company’s continuation as a going concern over the long-term is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or sell non-core properties and royalties and raise equity capital or borrowings sufficient to meet future obligations.

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit and loss and are stated at fair value. These consolidated financial statements are presented in Canadian dollars.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

3.	Significant accounting policies

The Company’s principal accounting policies under IFRS are outlined below:

(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and all of the following subsidiaries incorporated in Canada and the United States (“US”). Subsidiaries are companies controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of a company so as to obtain benefits from the company’s activities. The Company has a shareholding of more than 50% of the voting rights in its subsidiaries. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposal or loss of control.

	2012	2011
Strathmore Resources (US) Ltd.	100%	100%
Roca Honda Resources LLC	60%	60%
Saratoga Gold Company Ltd.	100%	-
Wyoming Gold Mining Company, Inc.	100%	-

Significant inter-company balances and transactions are eliminated on consolidation.

(b)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires management to make accounting estimates, judgments, and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the year. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual results could differ from these estimates and judgments.

Significant accounts that require significant estimates relate to the possible impairment of property and equipment and exploration and evaluation assets, the estimation of ore resources, the useful life of property and equipment, deferred income taxes, valuation of investments, and the valuation of share-based payments and restricted share units.

Significant judgments relate to the determination of functional currencies for the Company and its subsidiaries and to the recognition of deferred income tax assets and liabilities.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash and those short-term, highly liquid investments with original maturities at the date purchased of three months or less or are readily convertible to cash.

(d)	Other financial assets

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

Other financial assets consist of investments in entities over which the Company does not have control, joint control or significant influence and are held principally for the purpose of selling in the short-term. Other financial assets were designated by the Company on initial recognition as fair value through profit and loss financial assets and are measured at fair market value. Gains and losses from changes in fair market value are recognized in the consolidated statements of loss.

(e)	Property and equipment

Property and equipment is recorded at cost less accumulated amortization and accumulated impairment losses. The cost of an item of property and equipment consists of the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for its intended use. Amortization is calculated at rates to recognize the cost of property and equipment less their estimated residual value, using the straight-line method over the following expected useful lives:

Geological equipment	5 years
Vehicles	5 years
Office equipment	5 years
Equipment	3 years
Computer software	2 years
Leasehold improvements	5 years
Building	25 years

An item of property and equipment is de-recognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the consolidated statements of loss.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods that are used for property and equipment and any changes arising from the assessment are applied by the Company prospectively.

(f)	Exploration and evaluation assets

The Company records exploration and evaluation expenditures, which consist of costs attributable to the exploration and evaluation of its mineral properties, at cost. All direct and indirect costs relating to the exploration and evaluation of these mineral properties are capitalized as intangible assets on the basis of specific claim blocks until the exploration and evaluation assets to which they relate are placed into production, or the mineral properties are disposed of through sale or when management has determined impairment. If a mineral property is abandoned, the exploration and evaluation costs related to the mineral property will be written off to the consolidated statements of loss in the year of abandonment. Interest on borrowings incurred to finance exploration and evaluation assets is capitalized until the assets are capable of carrying out their intended uses.

An exploration and evaluation asset shall no longer be classified as such when the technical feasibility and commercial viability of extracting a mineral resource is demonstrated. Once reserves are established and management concludes that a future economic benefit is more likely than not to be realized, exploration and evaluation assets are tested for impairment and transferred to ‘Mines under development’. No amortization is charged during the exploration and evaluation phase.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

Upon transfer of exploration and evaluation costs into ‘Mines under development’, all subsequent expenditures on the construction, installation or completion of infrastructure facilities is capitalized within ‘Mines under construction.’ Development expenditures are net of proceeds from all but the incidental sale of ore extracted during the development phase.

On an ongoing basis, the capitalized costs are reviewed on a property-by-property basis to consider if there is any impairment on the subject exploration and evaluation assets. The Company’s mineral properties and related exploration and evaluation expenditures are assessed for impairment only when facts and circumstances suggest that their carrying amounts exceed their recoverable amounts. The Company uses the following facts and circumstances as indicators that the Company should test its exploration and evaluation assets for impairment:

(i)	The period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed.

(ii)	Substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned.

(iii)

Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area.

(iv)

Sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

If any of the above indicators of impairment exist, an estimate of the mineral property’s recoverable amount is calculated in accordance with IAS 36, Impairment of Assets. The recoverable amount is determined as the higher of the fair value less costs to sell for the exploration and evaluation assets and their value in use. The fair value less costs to sell is the amount obtainable from the sale of an asset or cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is the present value of the future cash flows expected to be obtained from the asset by the entity. The fair value less costs to sell and the value in use are determined for an individual mineral property, unless the mineral property does not generate cash inflows that are largely independent of those from other mineral properties or groups of mineral properties. If this is the case, the individual mineral properties are grouped together into cash generating units (“CGUs”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other mineral properties or other groups of mineral properties.

If the carrying amount of the mineral property exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the consolidated statements of loss so as to reduce the carrying amount to its recoverable amount (i.e. the higher of fair value less costs to sell and value in use).

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the mineral property’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the mineral property is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined had no impairment loss been recognized for the mineral property interest in prior years. Such reversal is recognized in the consolidated statements of loss.

(g)	Foreign currency translation

The functional currency is the currency of the primary economic environment in which an entity operates and has been determined for each of the US subsidiaries and the parent company. The functional currency of each of the subsidiaries is the US dollar and the functional currency of the parent company is the Canadian dollar. These consolidated financial statements are presented in Canadian dollars, which is the Company’s presentation currency. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions as well as from the translation of monetary assets and liabilities not denominated in the functional currency of the subsidiaries and parent company are recognized in the consolidated statements of loss.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated to Canadian dollars at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in the foreign currency translation reserve in shareholders’ equity. Additionally, foreign exchange gains and losses, related to certain intercompany loans that are permanent in nature, are included in accumulated other comprehensive loss.

(h)	Share-based payments

The Company applies IFRS 2, Share-Based Payment, to transactions whose award and settlement are share-based. The fair value of stock options and restricted share units (“RSUs”) awarded to employees, officers, non-employees and directors is recognized over the vesting periods as share-based payments, included in the consolidated statements of loss and exploration and evaluation assets, with corresponding increases to equity. Compensation cost attributable to awards to employees is measured at fair value at the grant date using the Black-Scholes option pricing model with market related inputs as of the date of grant. Stock options granted with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of share-based payments to non-employees is periodically re-measured using the Black-Scholes option pricing model until counterparty performance is complete, and any change therein is recognized over the vesting period of the award and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of share-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. Changes to the estimated number of awards that will eventually vest are accounted for prospectively. Any consideration paid by the option holders to purchase shares is credited to share capital.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

The fair value of restricted share units is the market value of the underlying shares as of the date of grant.

(i)	Income taxes

Deferred income tax is provided using the liability method on temporary differences, at the end of each reporting period, between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

(i)

where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(ii)

in respect of taxable temporary differences associated with investments in subsidiaries, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized except:

(i)

where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

(ii)

in respect of deductible temporary differences associated with investments in subsidiaries, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of each reporting period.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

Deferred income tax assets and liabilities are offset if, and only if, a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend to either settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax assets or liabilities are expected to be settled or recovered.

Current and deferred income tax expense or recovery are recognized in net income except when they arise as a result of items recognized in other comprehensive income or directly in equity in the current or prior periods, in which case the related current and deferred income taxes are also recognized in other comprehensive income or equity, respectively.

(j)	Loss per share

Basic loss per share is calculated by dividing the net loss attributable to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated similar to basic loss per share except it is assumed that outstanding stock options, restricted share units and warrants, with the average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

(k)	Interest income

Interest income from financial assets is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

(l)	Financial assets

Financial assets are classified into one of four categories: fair value through profit or loss (“FVTPL”), held-to-maturity, loans and receivables, and available-for-sale. All financial assets, including derivatives, are measured in the consolidated statements of financial position at fair value at the date of acquisition. Subsequent measurement and accounting for changes in fair value will depend on the initial classification, as follows:

(i)

Financial assets at FVTPL are measured at fair value and changes in fair value are recognized in the statements of loss. Financial assets and liabilities are classified as at FVTPL when (a) they are acquired or incurred principally for short-term profit taking and/or meet the definition of a derivative (held-for-trading); or (b) they meet the criteria for being designated as at FVTPL and have been designated as such on initial recognition;

(ii)

A financial asset is classified as available-for-sale when: (a) it is not classified as a loan and receivable, a held-to-maturity investment or as at FVTPL; or (b) it is designated as available-for-sale on initial recognition.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

The Company’s investments in equity securities of private companies are classified as available-for-sale and are subsequently measured at fair value with gains and losses recognized in other comprehensive income (“OCI”) and accumulated in the investment revaluation reserve within equity until the financial assets are derecognized or there is objective evidence that these financial assets are impaired. When available-for-sale investments in equity securities are derecognized, the cumulative gains or losses that had been previously recognized in OCI are reclassified to earnings for the period. When there is objective evidence that an available-for-sale financial asset is impaired, the cumulative loss that had been previously recognized in OCI is reclassified to earnings for the period. Impairment losses previously recognized for available-for-sale investments, except for investments in equity securities, are reversed when the fair values of the investments increase. Reversals of impairment losses are recognized in net earnings in the period in which the reversals occur; and

(iii)

Financial assets classified as loans, held-to-maturity investments, and receivables and other financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating the effective interest income or interest expense over the term of the financial asset or financial liability, respectively. The interest rate is the rate that exactly discounts estimated future cash receipts or payments throughout the term of the financial instrument to the net carrying amount of the financial asset or financial liability, respectively. When there is objective evidence that an impairment loss on a financial asset measured at amortized cost has been incurred, an impairment loss is recognized in net earnings for the period measured as the difference between the financial asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s effective interest rate at initial recognition.

Investments in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured, shall not be designated as at FVTPL. After initial recognition, the Company measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets:

(i)	Loans and receivables as defined in IAS 39, Financial Instruments: Recognition and Measurement, which shall be measured at amortized cost using the effective interest method;

(ii)	Held-to-maturity investments as defined in IAS 39, which shall be measured at amortized cost using the effective interest method; and

(iii)

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, which shall be measured at cost.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

(m)	Financial liabilities

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities. Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities classified as FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise. The net gain or loss recognized in profit or loss excludes any interest paid on the financial liabilities.

(n)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each period end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Objective evidence of impairment could include the following:

(i)	significant financial difficulty of the issuer or counterparty;

(ii)	default or delinquency in interest or principal payments; or

(iii)	it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

With the exception of available-for-sale financial assets that are investments in equity securities, if, in a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized; the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had impairment not been recognized.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

(o)	De-recognition of financial assets and financial liabilities

Financial assets are de-recognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Company has transferred substantially all the risks and rewards of ownership of the financial assets. On de- recognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are de-recognized when the obligation specified in the relevant contract is discharged, cancelled or expires. The difference between the carrying amount of the financial liability de-recognized and the consideration paid and payable is recognized in profit or loss.

(p)	Non-controlling interests

Non-controlling interests in the Company’s less than wholly-owned subsidiaries are classified as a separate component of equity. On initial recognition, non-controlling interests are measured at their proportionate share of the acquisition date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non- controlling interests for the non-controlling interests’ share of changes to the subsidiary’s equity. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interests having a deficit balance. Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying amount of non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interests in the subsidiary and the difference between the adjustment to the carrying amount of non-controlling interests and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to shareholders of the Company.

4.	New accounting pronouncements

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning after January 1, 2013, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Accounting standards anticipated to be effective January 1, 2013 include the following:

IFRS 7, Financial Instruments: Disclosures

The amendments to disclosure requirements in IFRS 7 emphasize the interaction between quantitative and qualitative disclosures and the nature and extent of risks and amends credit risk disclosures. Management is currently evaluating the impact on the Company’s consolidated financial statements.

IFRS 9, Financial Instruments

This new standard is a partial replacement of IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. Management is currently reviewing the potential impact IFRS 9 may have on the Company’s consolidated financial statements.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

IFRS 10, Consolidated financial statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements. This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. The new converged fair value framework is effective for annual periods beginning on or after January 1, 2013. Management is currently reviewing the potential impact IFRS 10 may have on the Company’s consolidated financial statements.

IFRS 11, Joint Arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements. This standard establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 requires a party to assess the rights and obligations arising from an arrangement in determining whether an arrangement is either a joint venture or a joint operation. Joint ventures are to be accounted for using the equity method while joint operations will continue to be accounted for using proportionate consolidation. The new converged fair value framework is effective for annual periods beginning on or after January 1, 2013. Management is currently reviewing the potential impact IFRS 11 may have on the Company’s consolidated financial statements.

IFRS 13, Fair Value Measurement

IFRS 13, Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The new converged fair value framework is effective for annual periods beginning on or after January 1, 2013. Management does not anticipate the application of IAS 28 to have a significant impact on the Company’s consolidated financial statements.

IAS 19, Employee Benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits. This amendment eliminates the ‘corridor method’ of accounting for defined benefit plans. This revised standard also accelerates the recognition of past service costs and requires a net interest approach. In addition, it streamlines the presentation of changes in assets and liabilities arising from defined benefit plans, and enhances the disclosure requirements. Management does not anticipate the application of IAS 19 to have a significant impact on the Company’s consolidated financial statements.

IAS 28, Investments in Associates

The standard was amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 12. This amendment is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted. Management does not anticipate the application of IAS 28 to have a significant impact on the Company’s consolidated financial statements.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

5.	Other financial assets

Other financial assets have been classified as fair value through profit or loss with any changes in value recognized through the consolidated statements of loss and are comprised of the following:

	Fair value	Fair value
	December 31,	December 31,
	2012	2011
	$	$
Sky Digital Stores Corp. ("Sky") (formerly Yellowcake Mining Inc.)	5,600	10,068
American Uranium Corporation ("American Uranium")	14,280	661
Bayswater Uranium Corporation ("Bayswater")	220,785	482,966
Crosshair Energy Corporation ("Crosshair")	-	182,880
	240,665	676,575

The Company sold the following other financial assets:

		December 31,	December 31,
	Shares Sold	2012	2011
		$	$

Gain on disposal of Bayswater shares	1,248,000	-	445,474
Loss on disposal of Crosshair shares	522,513	(172,797)	-

During the year ended December 31, 2012, the Company recorded an unrealized loss of $187,438 (December 31, 2011 - $2,285,997 unrealized loss) resulting from changes in the fair market values of its other financial assets. The resulting unrealized loss has been included in other items in the consolidated statements of loss.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

6.	Exploration and evaluation assets

	Roca					Total
For the year ended	Honda	Marquez	Copper King	Gas Hills	Other	Property
December 31, 2012	Property	Property	Property	Property	Properties	Costs
	$	$	$	$	$	$
Balance, beginning of year	24,104,495	1,862,292	-	7,036,863	5,480,124	38,483,774

Incurred during the year
Acquisition costs	-	259,700	6,847,984	-	1,339	7,109,023
Administration	406,922	744	6,795	118,411	3,878	536,750
Drilling	228,026	-	-	2,429,655	-	2,657,681
Engineering	1,914,823	-	7,076	1,014,887	1,141	2,937,927
Feasibility study	24,535	-	-	-	-	24,535
Geology & Geophysics	351,672	-	37,788	375,432	2,514	767,406
Property maintenance fees	17,336	1,786	122	251,622	148,718	419,584
Permitting/Regulatory	3,610,307	-	8,865	1,257,819	56	4,877,047
Personnel time	27,659	-	-	-	468	28,127
Quality assurance	1,723	-	-	183	-	1,906
Share-based payments	176,641	1,055	2,074	247,318	14,792	441,880
Travel	66,247	-	1,565	10,610	-	78,422
Health & Safety	-	-	-	4,864	-	4,864
	6,825,891	263,285	6,912,269	5,710,801	172,906	19,885,152

Foreign currency translation	(585,663)	(51,443)	(17,171)	(196,063)	(128,835)	(979,175)

Balance, end of year	30,344,723	2,074,134	6,895,098	12,551,601	5,524,195	57,389,751

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

	Roca				Total
For the year ended	Honda	Marquez	Gas Hills	Other	Property
December 31, 2011	Property	Property	Property	Properties	Costs
	$	$	$	$	$
Balance, beginning of year	15,482,793	1,571,893	5,063,106	5,031,291	27,149,083

Incurred during the year
Acquisition costs	-	253,868	10,285	901	265,054
Administration	344,961	131	41,639	4,373	391,104
Drilling	1,319,243	-	565,076	471	1,884,790
Engineering	2,657,379	-	278,371	141,370	3,077,120
Feasibility Study	784,669	-	-	-	784,669
Geology & Geophysics	346,288	-	86,145	3,790	436,223
Property maintenance fees	15,067	292	241,420	142,246	399,025
Permitting/Regulatory	2,390,639	-	491,326	524	2,882,489
Personnel Time	26,614	-	-	1,668	28,282
Quality Assurance	1,001	-	-	-	1,001
Share-based payments	159,329	149	91,695	25,104	276,277
Travel	63,850	-	87	-	63,937
Health & Safety	556	-	536	-	1,092
	8,109,596	254,440	1,806,580	320,447	10,491,063

Foreign currency translation	512,106	35,959	167,177	128,386	843,628

Balance, end of year	24,104,495	1,862,292	7,036,863	5,480,124	38,483,774

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

Titles to the mineral properties involve certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated the titles to all of its mineral properties, and to the best of its knowledge, the titles to all of its mineral properties are in good standing using accepted industry standards.

Based on the Company’s analysis of its properties in consideration of any impairment, it was concluded that there was no impairment during the year ended December 31, 2012 (December 31, 2011 -$nil).

(a)	Roca Honda property

On July 26, 2007, the Company completed an agreement with Sumitomo Corp. (“Sumitomo”) of Japan to develop the Roca Honda uranium project located in New Mexico. The Company has transferred its entire interest in the Roca Honda property to Roca Honda Resources LLC (“RHR”), a subsidiary in which the Company owns 60% and Sumitomo owns 40%. Each Member is obligated to contribute funds to the Company in proportion to their respective ownership interests pursuant to capital calls by Strathmore US based on approved annual budgets. The initial 5 year budget of $27,215,000 expired on December 31, 2011. Ongoing permitting activities and additional activities needed to advance the property towards the production stage must be unanimously approved in the annual budgets by the members. Any Member may elect to resign from RHR by providing notice to the other Members. If dissolution of RHR occurs and Strathmore US is not in default, Strathmore US would receive the mineral property interests that it contributed to RHR and any remaining proceeds and assets would be distributed in accordance with the respective ownership interests of the Members.

Following completion of development, permitting and the feasibility study, should a positive decision be made to proceed, Sumitomo will contribute a pre-determined cash contribution for development of the Roca Honda mine.

The Company has consolidated Roca Honda Resources LLC into its operations and has recorded the following non-controlling interests balance:

$
Balance, January 1, 2011	6,235,304
Non-controlling interests' share of exploration and evaluation expenditures	3,162,913
Foreign exchange movement	222,036
Balance, December 31, 2011	9,620,253
Non-controlling interests' share of exploration and evaluation expenditures	2,710,091
Foreign exchange movement	(221,945)
Balance, December 31, 2012	12,108,399

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

(b)	Marquez property

On September 5, 2007, the Company entered into a mineral lease agreement on the Marquez property located in New Mexico, for a period of ten years, with the option to extend the lease for an additional five years. The agreement was amended on January 14, 2013 by reducing the 2013 annual rental payment from $250,000 to $40,000. All other terms of the original agreement remain in effect. The Company has paid US$750,000 and is required to make annual payments of US$250,000 – with the exception of 2013 - during the initial ten year term. To extend the lease for an additional five years, the Company is required to pay US$750,000 and make annual payments of US$300,000 thereafter. To extend the lease beyond fifteen years, the Company is required to pay an additional US$750,000.

The property is subject to an 8% net proceeds production royalty. Should commercial production not commence by September 2015, the Company will be required to pay additional annual minimum advance royalty payments of US$250,000, which may be recovered from future production royalties.

(c)	Gas Hills properties

Gas Hills and Definitive Agreement with Korea Electric Power Corp.

On February 1, 2012, the Company completed a two phase strategic Definitive Agreement (the “Agreement”) with Korea Electric Power Corp. (“KEPCO”). In Phase I, KEPCO acquired 14,586,182 common shares of Strathmore at $0.55 per share for total gross proceeds of $8,022,400, with the proceeds deposited into a jointly controlled escrow bank account. The proceeds will be used to advance the Gas Hills properties, in accordance with the Phase I program and budget. In addition, the Agreement contains an off-take provision, whereby KEPCO has the right to purchase a portion of any future annual uranium production from Strathmore's properties, subject to pre-existing agreements. Future off-take uranium purchases are determined by KEPCO's equity ownership in Strathmore.

In Phase II, KEPCO will have the option to participate in a "Phase II" development program, allowing KEPCO to earn-in up to a 40% interest in the Gas Hills properties by funding expenditures totalling US$32 million over three years beginning in 2013. KEPCO will have the option to receive uranium “in-kind” from Gas Hill’s production based on KEPCO’s proportionate interest in the Gas Hills properties. Strathmore will continue to be the operator of the Gas Hills properties and will receive 5% of expenditures as a management fee for its services.

Gas Hills Mill Site property

On December 10, 2007, the Company entered into an option agreement to acquire the Gas Hills Mill Site property located in Wyoming and the related Nuclear Regulatory Commission (“NRC”) license. The Company pays an annual renewal fee of US$10,000 to extend the option agreement.

Other Gas Hills properties

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

The Company had acquired, by staking, its original 100% interest in certain claims located in the Gas Hills region of Wyoming, USA during prior years. Certain claims are subject to a 5% net proceeds royalty.

(d)	Copper-King property

On May 11, 2012, the Company acquired all of the outstanding shares of Saratoga Gold Company Ltd. (“Saratoga”), a private company incorporated in the Province of British Columbia, for total consideration amounting to $6,839,362, comprising 18,255,002 in common shares of Strathmore valued at $6,663,076 and $176,286 in acquisition related costs. Saratoga’s primary asset is its wholly-owned subsidiary, Wyoming Gold Mining Company, Inc. (“Wyoming Gold”), which owns 100% interest in an advanced stage gold-copper property in Wyoming, US. The Sheep Creek Montana properties were also acquired in this transaction.

The acquisition has been accounted for as a purchase of assets and the assumption of liabilities by the Company. This transaction does not qualify as a business combination under IFRS 3, Business Combinations because significant inputs and processes that constitute a business were not identified for the following reasons:

(i)

The ability to create outputs by applying processes to Saratoga’s inputs through its claims, licenses, mineral resources, in-place contracts, and mining processing and infrastructure were not operational at the acquisition date. Outputs may include concentrate, ore and minerals. Saratoga does not have processes in place to permit, develop, and ultimately place its mineral properties into production.

(ii)	The employees of Strathmore are needed for further exploration, permitting, and development of the Copper-King property. Strathmore did not acquire any employees of Saratoga.

(iii)

Saratoga requires the completion of a feasibility study, additional drilling to convert the resources into reserves, and permitting on its Copper-King property before a production decision can be made.

The purchase price was allocated to the assets acquired and the liabilities assumed based upon their estimated fair value at the date of acquisition. A value of $6,842,078 was allocated to exploration and evaluation assets for the mineral interests. According to the exemption in IAS 12, Income Taxes, Strathmore does not recognize a deferred tax asset or liability arising from the acquired assets of Saratoga.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

$
Purchase price:
18,255,002 common shares of Strathmore at CAD $0.365	6,663,076
Transaction costs	176,286
Total purchase price	6,839,362

Assets acquired:
Net working capital	(50,961)
Reclamation bonds	48,245
Exploration and evaluation assets	6,842,078
Net identifiable assets	6,839,362

(e)	Other properties

The Company had acquired its original 100% interest in certain claims located in New Mexico and Wyoming, USA, during prior years. These properties include Dalton Pass, Ambrosia Lake, Church Rock, Nose Rock/Crown Point, Sky/Cedar Rim, Kaycee, Copper Mountain, Shirley Basis, Ketchum Buttes, NE Wyoming Leases, Crooks Gap, and Chords.

Juniper Ridge property – acquisition of mineral property interest

The Company entered into an option agreement on October 29, 2010 with Crosshair Energy Corporation for the sale of its Juniper Ridge property. The Company has received US$450,000 in cash and 522,513 shares valued at US$250,000 from Crosshair in conjunction with the option agreement. During 2012, Crosshair withdrew from the option agreement. As a result of the termination, Strathmore now retains its 100% interest in the Juniper Ridge property.

(f)	Royalties

In connection with the sale of the Company’s Pine Tree/Reno Creek property to Bayswater on April 7, 2010, the Company retains a 5% gross proceeds royalty from sales that can be re-purchased in whole or in part by Bayswater at any time before the commencement of commercial production for US$2,000,000 (US$1,000,000 in cash and US$1,000,000 in common shares of Bayswater) per 1% royalty reduction up to a maximum of the entire 5% royalty for US$10,000,000.

In connection with the sale of the Company’s seven state uranium mineral leases to Peninsula Minerals Limited on August 24, 2009, the Company retains a 4% gross sales royalty.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

7.	Property and Equipment

	Geological		Office	Computer	Computer	Leasehold
	Equipment	Vehicles	Equipment	Equipment	Software	Improvements	Building	Land	Total
Cost	$	$	$	$	$	$	$	$	$
Balance at January 1, 2011	125,520	403,133	288,422	229,953	143,151	356,221	449,866	316,382	2,312,648
Additions	305,425	4,548	2,247	4,068	-	16,352	-	-	332,640
Foreign currency translation	5,835	9,304	3,003	1,384	827	306	10,132	7,126	37,917
Balance at December 31, 2011	436,780	416,985	293,672	235,405	143,978	372,879	459,998	323,508	2,683,205

Additions	43,613	61,894	37,804	23,323	89,412	15,000	-	-	271,046
Disposals	-	-	(82,435)	-	-	(359,009)	-	-	(441,444)
Foreign currency translation	(9,750)	(8,729)	(2,910)	(1,623)	(497)	(302)	(9,996)	(7,030)	(40,837)
Balance at December 31, 2012	470,643	470,150	246,131	257,105	232,893	28,568	450,002	316,478	2,471,970

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

	Geological		Office	Computer		Leasehold
	Equipment	Vehicles	Equipment	Equipment	Software	Improvements	Building	Land	Total
Accumulated amortization	$	$	$	$	$	$	$	$	$
Balance at January 1, 2011	96,868	267,259	208,099	213,973	131,733	253,485	64,137	-	1,235,554
Amortization expense	78,902	83,567	48,669	8,965	9,944	63,422	18,565	-	312,034
Foreign currency translation	925	5,566	1,882	1,231	827	190	1,279	-	11,900
Balance at December 31, 2011	176,695	356,392	258,650	224,169	142,504	317,097	83,981	-	1,559,488
Disposals	-	-	(79,701)	-	-	(320,892)	-		(400,593)
Amortization expense	82,316	61,058	34,899	12,738	33,471	18,784	18,085	-	261,351
Foreign currency translation	(13,629)	(13,039)	(7,017)	(2,147)	(1,000)	(248)	(1,909)	-	(38,989)
Balance at December 31, 2012	245,382	404,411	206,831	234,760	174,975	14,741	100,157	-	1,381,257

Carrying Amount
Balance at December 31, 2011	260,085	60,593	35,022	11,236	1,474	55,782	376,017	323,508	1,123,717
Balance at December 31, 2012	225,261	65,739	39,300	22,345	57,918	13,827	349,845	316,478	1,090,713

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

8.	Available-for-sale financial assets

The Company’s investments in equity securities of private companies have been classified as available-for-sale financial assets, which are measured at fair value. Any impairment amounts would be recognized through the consolidated statements of loss and are comprised of the following:

	Cost	Cost
	December 31,	December 31,
	2012	2011
	$	$
Mogul Ventures Corp. ("Mogul")	2,000,000	2,000,000
Vico Energy Corp. ("Vico")	-	100,000
	2,000,000	2,100,000

On April 5, 2011, the Company acquired 8,000,000 common shares of Mogul Ventures Corp. by a subscription agreement for $2,000,000.

On November 1, 2011, the Company acquired 1,250,000 common shares of Vico Energy Corp. by a subscription agreement for $100,000. For each common share acquired, the Company also acquired one half of one non-transferable share purchase warrant of Vico. Each whole warrant entitles Strathmore to purchase one additional common share of Vico at a price of $0.10 per warrant for a period of five years. During the year ended December 31, 2012, the Company recorded an impairment charge of $100,000 (December 31, 2011 - $nil) and has recorded the amount in the consolidated statements of loss.

9.	Share capital, stock options, restricted share units, warrants, and other capital reserves

The Company has authorized an unlimited number of common shares, without par value. On February 1, 2012, the Company entered into an ongoing share subscription agreement with KEPCO. Under the terms of the agreement, KEPCO has the option to subscribe for additional common shares in the Company’s future public or private share offerings to maintain its proportionate common share interest. The agreement also entitles KEPCO to appoint at least one director when its ownership interest in Strathmore’s common shares is greater than or equal to 20%.

(a)	Share capital

Share subscription

On February 11, 2012, the Company completed an equity financing with KEPCO (see note 6(c)) of 14,586,182 common shares at a price of $0.55 per share for gross proceeds of $8,022,400. The Company paid $18,407 in share issuance costs as a result of the equity financing with KEPCO.

Acquisition of Saratoga

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

On May 11, 2012, the Company completed the acquisition of all the outstanding shares of privately held Saratoga. As part of the consideration for the acquisition of Saratoga, the Company issued 18,255,002 of its common shares to Saratoga shareholders on the basis of 1.25 Strathmore shares for each share of Saratoga with a fair value of $6,663,076 on the date of acquisition. Refer to note 6(d).

(b)	Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors (the “Board”), stock options are granted to directors, officers, employees and certain consultants. The Board will establish the exercise prices of options at the time options are granted, provided that such prices shall not be less than the market prices. The options granted must be exercised no later than ten years after the date of grant or such lesser period as the applicable grant may require, and the options will have vesting periods determined by the Board to be settled in the Company’s common shares.

The aggregate maximum number of shares available for issuance from treasury under the plan is 14,000,000. Any shares subject to options which have been granted under the plan and which options have been cancelled, surrendered or terminated in accordance with the terms of the plan without having been exercised will again be available under the plan.

Stock option and share purchase warrant transactions are summarized as follows:

	Stock Options		Warrants
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
		$		$
Outstanding, January 1, 2011	8,405,000	0.69	7,750,864	0.75
Granted	200,000	1.30	-	-
Exercised	(740,000)	0.42	(257,500)	0.75
Forfeited	(180,000)	0.97	-	-
Outstanding, December 31, 2011	7,685,000	0.73	7,493,364	0.75
Granted	3,050,000	0.38	-	-
Cancelled/Forfeited	(125,000)	1.17	-	-
Expired	-	-	(7,493,364)	0.75
Outstanding, December 31, 2012	10,610,000	0.70	-	-

For stock options exercised during the year ended December 31, 2011, the weighted average fair value per option is $1.05. There were no stock options exercised during the year ended December 31, 2012.

The following table summarizes information about outstanding stock options at December 31, 2012:

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

Stock Options
Number	Exercise	Number
Outstanding	Price	Exercisable	Expiry Date
	$
400,000	2.25	400,000	January 2, 2013
35,000	0.70	35,000	April 23, 2013
150,000	0.60	150,000	September 26, 2013
3,875,000	0.41	3,875,000	November 10, 2013
100,000	1.30	100,000	February 1, 2014
1,905,000	0.65	1,334,166	February 17, 2015
190,000	1.30	126,667	November 29, 2015
1,305,000	1.17	870,004	December 23, 2015
1,050,000	0.56	175,001	February 22, 2022
1,600,000	0.22	-	October 26, 2022
10,610,000		7,065,838

(c)	Share-based payments

During the year ended December 31, 2012, the Company granted 3,050,000 (December 31, 2011 – 200,000) options to employees, officers and directors. The outstanding options at December 31, 2012 vest over periods ranging from 2.5 years to 3 years. The stock options are recorded at fair value in the consolidated statements of loss and the consolidated statements of financial position using the Black-Scholes option pricing model. The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share prices on the Toronto Stock Exchange and on the Toronto Stock Venture Exchange. The risk-free interest rate assumption is based on yield curves on Canadian Government zero- coupon bonds with a remaining term equal to the stock options’ expected life. The total amount of share-based payments recognized in the consolidated statements of loss during the year ended December 31, 2012 was $577,722 (December 31, 2011 – $811,776) and in exploration and evaluation assets in the consolidated statements of financial position at December 31, 2012 was $386,841 (December 31, 2011 - $247,397) as a result of options granted and vested. These amounts were also recorded as other capital reserves in the consolidated statements of financial position. The weighted average fair value of options granted during the year ended December 31, 2012 was $0.24 (December 31, 2011 - $0.83) per option. The weighted average remaining contractual life for options outstanding at December 31, 2012 is 3.5 years (December 31, 2011 – 2.5 years).

During the year ended December 31, 2012, the following weighted average assumptions were used for the valuation of stock options:

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

December 31	2012	2011

Expected risk-free interest rate	1.28%	1.80%
Expected life	3.5 years	2.5 years
Expected volatility	94%	113%
Expected dividend rate	0.00%	0.00%

(d)	Restricted share units

The Company implemented a restricted share plan whereby, from time to time, at the discretion of the Board, restricted share rights are granted to directors, officers, employees and certain consultants to acquire any number of fully paid and non- assessable shares. The Board shall determine the restricted period applicable to such restricted share rights. The aggregate maximum number of shares available for issuance from treasury under this plan shall not exceed 5,500,000 shares. Any shares subject to restricted share rights, which have been granted under the plan and which have been cancelled or terminated in accordance with the terms of the plan without the applicable restriction period having expired, will again be available under the plan. During the year ended December 31, 2012, 2,935,000 in restricted share units were granted by the Company to employees, consultants, officers, and directors of the Company. The restricted share units granted in 2011 have a total fair value of $646,292 and are released over 2.5 years and the restricted share units granted in 2012 have a total fair value of $948,674 and are released over 2.5 years.

The total amount of restricted share units recognized in share-based payments in the consolidated statements of loss during the year ended December 31, 2012 was $522,619 (December 31, 2011 - $82,603) and in exploration and evaluation assets in the consolidated statements of financial position was $331,316 (December 31, 2011 - $28,880) as a result of restricted share units issued. These amounts were also recorded as other capital reserves in the consolidated statement of financial position. The weighted average fair value of restricted share units granted during the year ended December 31, 2012 was $0.34 (December 31, 2011 - $0.45). The weighted average remaining contractual life for restricted share units outstanding at December 31, 2012 is 1.9 years (December 31, 2011 – 2.3 years).

Outstanding, January 1, 2011	-
Granted	1,494,000
Outstanding, December 31, 2011	1,494,000
Granted	2,935,000
Released	(932,000)
Forfeited	(66,333)
Outstanding, December 31, 2012	3,430,667

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

(e)	Other capital reserves

The Company’s other capital reserves relate to stock options and restricted share units granted by the Company to employees, consultants, officers and directors under its stock option and restricted share plans. Details about the Company’s share-based payments and restricted share units are provided in notes 9(b), 9(c), and 9(d).

(f)	Loss per share

Loss per share for the years ended December 31, 2012 and 2011 were calculated based on the following:

December 31	2012	2011

Basic and diluted weighted average number of shares outstanding	115,013,283	89,789,207

The stock options and restricted share units were anti-dilutive for the years ended December 31, 2012 and December 31, 2011.

10.	Income taxes

Income tax expense recognized in the consolidated statements of loss is broken down as follows:

Year ended December 31	2012	2011
	$	$

Deferred tax recovery recognized in the current year	-	1,310,101
Total income tax recovery recognized in the current year	-	1,310,101

Income tax expenses differ from the amounts that would result from applying the Canadian federal and provincial tax rate to earnings before income taxes. These differences result from the following items:

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

Year ended December 31	2012	2011
	$	$
Loss before income taxes	(5,845,317)	(5,976,380)

Statutory income tax rate	25.0%	26.5%

Theoretical tax expense at the income tax rate in effect in Canada	(1,461,329)	(1,583,741)
Effect of tax rate differences	(306,157)	(325,214)
Adjustment to deferred income tax assets and liabilities resulting from rate changes	-	(28,353)
Non-deductible expenses	541,237	336,082
Tax effect of tax losses and temporary differences not recognized	1,192,955	(451,103)
Tax impact of changes in the foreign exchange rate	33,294	742,228
	-	(1,310,101)

The movement in deferred income tax assets and liabilities during the year ended December 31, 2012, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:

	December 31,	December 31,
Deferred income tax assets (liabilities)	2012	2011
	$	$
Investments	489,776	436,423
Other assets	-	97,159
Tax loss carry forwards	5,928,545	3,779,173
Deferred income tax assets	6,418,321	4,312,755

Exploration and evaluation assets	(6,347,205)	(4,203,163)
Property and equipment	(71,116)	(109,592)
Deferred income tax liabilities	(6,418,321)	(4,312,755)

Net deferred income tax assets (liabilities)	-	-

At December 31, 2012, the Company has unrecognized tax attributes aggregating to $4,688,873 (December 31, 2011 - $4,269,893), noted below, that are available to offset future taxable income. However, these tax attributes relate to the parent company that has a history of losses, and may not be used to offset taxable income.

	December 31,	December 31,
	2012	2012
	$	$

Property and equipment	242,440	222,272
Exploration and evaluation assets	1,905,323	1,905,323
Other assets	173,199	181,248
Tax loss carry forwards	2,367,911	1,961,050
Unrecognized deferred tax assets	4,688,873	4,269,893

As at December 31, 2012, the Company has available non-capital losses for income tax purposes in Canada and the US totalling approximately $27,426,443, which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

Year	Canada	US	Total
	$	$	$

2028	2,197,273	1,895,953	4,093,226
2029	1,480,873	3,372,795	4,853,668
2030	1,919,610	16,455	1,936,065
2031	1,987,957	4,469,923	6,457,880
2032	1,765,628	8,319,976	10,085,604
Total	9,351,341	18,075,102	27,426,443

Subject to certain restrictions, the Company has capital losses of $240,610 and resource exploration expenditures of approximately $7,621,292 in Canada, and resource exploration expenditures of $21,041,845 in the United States available to reduce taxable income in future years.

11.	Supplemental disclosure with respect to cash flows

	December 31,	December 31,
	2012	2011
	$	$
Cash and cash equivalents
Cash
CAN$	127,127	579,405
US$	2,386,524	1,581,112
	2,513,651	2,160,517
Term deposits
CAN$	2,855,076	9,410,065
	5,368,727	11,570,582

The Company has $244,562 (December 31, 2011 - $246,785) in restricted cash and cash equivalents to guarantee credit cards and $893,007 (December 31, 2011 - $310,015) in other restricted assets to guarantee performance bonds for compliance with environmental laws, and are therefore not available for general use by the Company. As at December 31, 2012, these performance bonds consisted of $844,854 (December 31, 2011 - $310,015) relating to the Gas Hills properties and $48,153 (December 31, 2011 - $nil) relating to the Copper-King property.

Management reclassified the Company’s performance bonds, totalling $310,015 classified by the Company at December 31, 2011 in restricted cash and cash equivalents, to other restricted assets for comparative purposes. Based on the extent of the activities at the Company’s Gas Hills properties in 2012 and with the acquisition of additional performance bonds, management concluded that these bonds should be classified as long-term assets because of the uncertainty in the release date of these bonds during the next 12 months.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

Management reclassified $385,430 from changes in non-cash working capital items to expenditures on exploration and evaluation during the year ended December 31, 2011 in the consolidated statements of cash flows for comparative purposes. Management concluded that because this reclassification amount represents accounts payable and accruals included in exploration and evaluation assets at December 31, 2011, it is best presented in investing activities of the consolidated statements of cash flows.

During the year ended December 31, 2012, the Company earned $117,539 (December 31, 2011 - $260,692) in interest income on its cash and cash equivalents and on its other financial assets.

	December 31,	December 31,
	2012	2011
	$	$
Changes in non-cash working capital items:
Decrease (increase) in trade and other receivables	33,904	(66,455)
Increase in other financial assets	-	(6,198)
Increase in prepaid expenses	(40,686)	(52,683)
Decrease in restricted cash and cash equivalents	2,223	95,894
Decrease in income taxes receivable	-	1,468,951

Increase in trade and other payables	179,557	172,321
Total changes in non-cash working capital items	174,998	1,611,830

There were $nil cash payments for income taxes during the year ended December 31, 2012 (December 31, 2011 - $nil).

Significant non-cash transactions during the year ended December 31, 2012 include the following:

(a)	Recognizing $979,146 in foreign currency translation adjustment through exploration and evaluation assets.

(b)	Recognizing $6,663,076 in share capital for the acquisition of Saratoga through exploration and evaluation assets.

(c)	Recognizing $441,880 in fair value for the share-based payments in exploration and evaluation assets.

(d)	Recognizing $221,945 in foreign currency translation adjustment through non- controlling interest.

(e)	Recognizing $436,932 in fair value for the released restricted share units under other capital reserves through share capital.

Significant non-cash transactions during the year ended December 31, 2011 include the following:

(a)	Recognizing $773,834 of other capital reserves on exercised options into common shares.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

(b)	Recognizing $843,628 in foreign currency translation adjustment through exploration and evaluation assets.

(c)	Recognizing $276,277 of share-based payments in exploration and evaluation assets.

(d)	Recognizing $222,036 in foreign currency translation adjustment in non-controlling interest.

(e)	Recognizing $179,375 in prepaid expenses through property and equipment.

12.	Related party transactions

Balances between the Company and its subsidiaries have been eliminated on consolidation and are disclosed below. Details of the transactions between the Company and other related parties are discussed below.

Intercompany balances resulting from transactions during the normal course of business are as follows at the end of the period:

	December 31,	December 31,
	2012	2011
	$	$
Intercompany balances to be received by:
Strathmore Minerals Corp.	40,248,004	27,748,554
Wyoming Gold Mining Company, Inc.	10,650	-
Strathmore Resources (US) Ltd.	258,079	160,307

Intercompany balances to be paid by:
Strathmore Resources (US) Ltd.	40,159,416	27,748,554
Wyoming Gold Mining Company, Inc.	83,680	-
Saratoga Gold Company Ltd.	99,238	-
Roca Honda Resources LLC	171,471	160,307

Details of the transactions between the Company and other related parties are discussed below:

	December 31,	December 31,
	2012	2011
	$	$
Share-based payments for options granted to directors and key management personnel	518,303	658,494
Share-based payments for restricted share units granted to directors and key management personnel	486,076	79,098
Wages and consulting fees paid to directors and key management personnel	1,496,158	1,372,763
	2,500,537	2,110,355

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

Included in accounts payable at December 31, 2012 is $56,707 (December 31, 2011 - $28,500) for consulting and directors fees to directors, officers and companies controlled by directors and officers. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Share-based payments represents the fair value calculations of options in accordance with IFRS 2, Share-Based Payment granted to key management personnel. Key management personnel were not paid post-employment benefits, termination benefits, or other long-term benefits during the year ended December 31, 2012 and December 31, 2011.

13.	Segmented information

The Company primarily operates in one reportable operating segment, the exploration and evaluation of its mineral properties; the Company considers its loss from operations for the year ended December 31, 2012 and its loss from operations for the year ended December 31, 2011 to relate to this segment. For the exploration and evaluation assets, the Company receives discrete financial information that is used by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance. The segment is principally engaged in uranium exploration and evaluation in the US. The Company’s corporate segment only earns revenues that are considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8, Operating segments. Assets by geographic area are as follows:

		United
	Canada	States	Total
	$	$	$
December 31, 2012
Property and equipment	57,829	1,032,884	1,090,713
Exploration and evaluation assets	-	57,389,751	57,389,751
December 31, 2011
Property and equipment	73,378	1,050,339	1,123,717
Exploration and evaluation assets	-	38,483,774	38,483,774

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

14.	Financial instruments and risk management

Categories of financial instruments

	Fair value through profit
	or loss		Available-for-sale		Loans and receivables *		Other financial liabilities
	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying
	value	amount	value	amount	value	amount	value	amount
	$	$	$	$	$	$	$	$
December 31, 2012
Cash and cash equivalents	5,368,727	5,368,727	-	-	-	-	-	-
Restricted cash and cash equivalents	244,562	244,562	-	-	-	-	-	-
Other restricted assets	893,007	893,007	-	-	-	-	-	-
Other financial assets	240,665	240,665	-	-	-	-	-	-
Trade and other receivables	-	-	-	-	174,919	174,919	-	-
Available-for-sale financial assets	-	-	2,000,000	2,000,000	-	-	-	-
Trade and other payables	-	-	-	-	-	-	1,871,912	1,871,912

December 31, 2011
Cash and cash equivalents	11,570,582	11,570,582	-	-	-	-	-	-
Restricted cash and cash equivalents	246,785	246,785	-	-	-	-	-	-
Other financial assets	676,575	676,575	-	-	-	-	-	-
Other restricted assets	310,015	310,015	-	-	-	-	-	-
Trade and other receivables	-	-	-	-	292,678	292,678	-	-
Available-for-sale financial assets	-	-	N/A	2,100,000	-	-	-	-
Trade and other payables	-	-	-	-	-	-	1,506,297	1,506,297

* The Company does not have any outstanding loans.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

The Company’s financial instruments consist of cash and cash equivalents, restricted cash and cash equivalents, trade and other receivables, other financial assets, available-for-sale financial assets, other restricted assets, and trade and other payables.

The Company’s financial instruments that are measured at fair value on a recurring basis in periods subsequent to initial recognition and the fair value hierarchy used to measure them are presented in the table below. The Company classifies its other financial assets, measured at fair value, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: Inputs for the asset or liability that is not based on observable market data (unobservable inputs).

At December 31, 2012, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the consolidated statements of financial position at fair value are categorized as follows: cash and cash equivalents, restricted cash and cash equivalents, other financial assets, and other restricted assets are categorized in level 1. For cash and cash equivalents, restricted cash and cash equivalents, trade and other receivables, other restricted assets, and trade and other payables, carrying value is considered to be a reasonable approximation of fair value due to the short-term nature of these instruments. The fair value of financial instruments at the reporting date was calculated on the basis of available market data.

During the fourth quarter of 2012, management transferred the Mogul available-for-sale financial asset into level 3 of the fair value hierarchy because of new inputs, not based on observable market data, becoming available in determining the fair value for this available-for-sale asset. The fair value has been determined using a valuation technique based on recent equity financings by Mogul. The available-for-sale investments in equity were previously recognized at cost because they did not have quoted market prices in an active market and whose fair values could not be reliably measured.

There were no further transfers between levels during the year ended December 31, 2012.

The following table presents the reconciliation of the beginning and ending balances of those financial instruments categorized in level 3 of the fair value hierarchy:

	December 31,	December 31,
	2012	2011
	$	$
Balance, beginning of year	-	-
Transfers into level 3	2,000,000	-
Total gains or losses recognized in other comprehensive income	-	-
Balance, end of year	2,000,000	-

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

The Company’s financial instruments are exposed to a number of financial and market risks, including credit, liquidity, and market risks. The Company may, or may not, establish from time to time active policies to manage these risks. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks since the Company’s management does not believe that the current size, scale and pattern of its operations would warrant such hedging and derivative trading activities.

(a)	Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has procedures in place to minimize its exposure to credit risk. Company management evaluates credit risk on an ongoing basis, including evaluation of counterparty credit ratings, monitoring activities related to receivables and counterparty concentrations measured by amounts and percentages. The primary sources of credit risk for the Company arise from financial assets including cash and cash equivalents held with major financial institutions and trade and other receivables. The Company has not had any credit losses in the past, nor does it expect to have any credit losses in the future. At December 31, 2012, the Company has no financial assets that are past due or impaired due to credit risk defaults. Therefore, the Company is not exposed to significant credit risk.

The Company’s maximum exposure to credit risk at the reporting date is as follows:

	December 31,	December 31,
	2012	2011
	$	$
Cash and cash equivalents	5,368,727	11,570,582
Restricted cash and cash equivalents	244,562	246,785
Other restricted assets	893,007	310,015
Trade and other receivables	174,919	292,678
	6,681,215	12,420,060

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they fall due. The Company’s financial liabilities are comprised of trade and other payables. The Company frequently assesses its liquidity position by reviewing the timing of amounts due and the Company’s current cash flow position to meet its obligations. The Company manages its liquidity risk by maintaining sufficient cash and cash equivalents and other financial assets balances to meet its anticipated operational needs.

The Company’s financial liabilities, consisting of trade and other payables, arose as a result of exploration and evaluation of its mineral properties and other corporate expenses. Payment terms on these liabilities are typically 30 to 60 days from receipt of invoice and do not generally bear interest.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

At December 31, 2012, the Company had positive working capital of $6,265,496 that includes $244,562 in restricted cash and cash equivalents. Accordingly, the Company is able to meet its current obligations and has minimal liquidity risk.

The following table summarizes the Company’s financial liabilities:

	December 31,	December 31,
	2012	2011
	$	$
Trade and other payables	1,871,912	1,506,297

Typical repayment terms for the Company do not exceed 90 days.

(c)	Market risk

Market risk is the risk that the fair value for assets classified as FVTPL, other financial liabilities, and loans or receivables of a financial instrument will fluctuate because of changes in market conditions. The Company evaluates market risk on an ongoing basis and has established policies and procedures for mitigating its exposure to market fluctuations. The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based on the Company’s portfolio at December 31, 2012, a 10% increase or decrease in the market price of the equity securities held, ignoring any foreign currency risk, which is described below, would have resulted in an increase (or decrease) to net income of approximately $24,067 (December 31, 2011 - $277,568). The Company is not exposed to interest rate risk, as it does not hold debt balances and is not charged interest on its trade and other payables.

15.	Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

The Company depends on external financing or the divestiture of its non-core mineral properties to fund its activities. The capital structure of the Company currently consists of common shares, stock options, restricted share units and share purchase warrants. Changes in the equity accounts of the Company are disclosed in the consolidated statements of changes in equity. The Company manages its capital structure by making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents and other financial assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are approved by the Board of Directors and updated as necessary depending on various factors, including capital deployment and general industry conditions.

Strathmore Minerals Corp.
Notes to the consolidated financial statements
December 31, 2012 and 2011
(expressed in Canadian dollars)

During the year ended December 31, 2012, there were no significant changes in the processes used by the Company or in the Company’s objectives and policies for managing its capital. At December 31, 2012, the Company’s available capital resources, consisting of cash and cash equivalents, and other financial assets, total $5,609,392. At December 31, 2012, the Company’s total liabilities are $1,871,912. The Company believes that sufficient capital resources are available to support further exploration and evaluation of its mineral properties. The Company anticipates continuing to access equity markets, divestiture of its non-core mineral properties, and the use of joint ventures to fund continued exploration and evaluation of its mineral properties.

Strathmore Minerals Corp.
March 31, 2013 and 2012

Table of contents

Condensed interim consolidated statements of financial position	1
Condensed interim consolidated statements of loss	2
Condensed interim consolidated statements of comprehensive gain (loss)	3
Condensed interim consolidated statements of changes in equity	4
Condensed interim consolidated statements of cash flows	5
Notes to the condensed interim consolidated financial statements	6-28

Notice

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the condensed interim consolidated financial statements for the three month period ended March 31, 2013 and 2012.

Strathmore Minerals Corp.
Condensed interim consolidated statements of financial position
(unaudited)
(expressed in Canadian dollars)

	As at	As at
	March 31,	December 31,
	2013	2012
	$	$
ASSETS
Current
Cash and cash equivalents (Note 8)	2,952,309	5,368,727
Restricted cash and cash equivalents (Note 8)	246,638	244,562
Other financial assets (Note 4)	241,071	240,665
Available-for-sale financial assets (Note 6)	2,000,000	2,000,000
Trade and other receivables	55,084	174,919
Prepaid expenses	176,102	108,535
	5,671,204	8,137,408

Property and equipment	1,061,476	1,090,713
Other restricted assets (Note 8)	911,588	893,007
Exploration and evaluation assets (Note 5)	60,223,407	57,389,751

Total assets	67,867,675	67,510,879

LIABILITIES
Current
Trade and other payables	1,325,697	1,871,912
Total liabilities	1,325,697	1,871,912

SHAREHOLDERS' EQUITY
Share capital	78,823,430	78,823,430
Other capital reserves (Note 7(e))	10,183,062	9,869,672
Deficit	(35,078,309)	(34,069,343)
Accumulated other comprehensive loss	(116,484)	(1,093,191)
Attributable to shareholders of:
Strathmore Minerals Corp.	53,811,699	53,530,568
Non-controlling interests (Note 5(a))	12,730,279	12,108,399
Total shareholders' equity	66,541,978	65,638,967

Total liabilities and shareholders' equity	67,867,675	67,510,879

See accompanying notes to the condensed interim consolidated financial statements.	Page 1

Strathmore Minerals Corp.
Condensed interim consolidated statements of loss
(unaudited)
(expressed in Canadian dollars)

	Period Ended	Period Ended
	March 31,	March 31,
	2013	2012
	$	$
General and administrative expenses
Amortization	49,213	77,344
Consulting fees	229,135	702,846
Corporate development and investor relations	125,017	214,487
Office and administration	114,527	224,184
Professional fees	88,183	204,728
Share-based payments (Notes 7(b), 7(c) and 7(d))	214,455	275,514
Transfer agent and regulatory fees	32,279	49,231
Wages and benefits	186,433	304,298
Loss before other items	(1,039,242)	(2,052,632)
Other items
Foreign exchange loss	-	(8,663)
Interest and miscellaneous income (loss)	(4,915)	38,285
Unrealized gain on other financial assets	-	210,771
	(4,915)	240,393

Net loss for the period	(1,044,157)	(1,812,239)
Attributable to shareholders of:
Strathmore Minerals Corp.	(1,008,966)	(1,777,229)
Non-controlling interests	(35,191)	(35,010)
Net loss for the period	(1,044,157)	(1,812,239)
Basic and diluted loss per common share
Basic and Diluted	(0.01)	(0.02)

Weighted average number of of common shares outstanding
Basic and Diluted	115,013,283	97,954,155

See accompanying notes to the condensed interim consolidated financial statements.	Page 2

Strathmore Minerals Corp.
Condensed interim consolidated statements of comprehensive gain (loss)
(unaudited)
(expressed in Canadian dollars)

	Period Ended	Period Ended
	March 31,	March 31,
	2013	2012
	$	$

Net loss for the period	(1,044,157)	(1,812,239)

Other comprehensive gain (loss) to be reclassified to profit or loss in subsequent periods, net of tax

Exchange differences on translating foreign operations	976,707	(584,830)
Exchange differences on translating non-controlling interests	251,813	(169,578)

Comprehensive gain (loss) for the period	184,363	(2,566,647)

Attributable to shareholders of:
Strathmore Minerals Corp.	(32,259)	(2,362,059)
Non-controlling interests	216,622	(204,588)

Comprehensive gain (loss) for the period	184,363	(2,566,647)

See accompanying notes to the condensed interim consolidated financial statements.	Page 3

Strathmore Minerals Corp.
Condensed interim consolidated statements of changes in equity
(unaudited)
(expressed in Canadian dollars)

				Accumulated		Attributable to shareholders of:
			Other capital	other			Non-
	Common shares (Note 7)		reserves	comprehensive		Strathmore	controlling
	Shares	Amount	(Note 7(e))	loss	(Deficit)	Minerals Corp.	interests	Total
		$	$	$	$	$	$	$

Balance, January 1, 2012	89,939,769	63,719,428	8,764,384	(338,991)	(28,358,302)	43,786,519	9,620,253	53,406,772

Net loss	-	-	-	-	(1,777,229)	(1,777,229)	(35,010)	(1,812,239)
Other comprehensive loss	-	-	-	(584,830)	-	(584,830)	(169,578)	(754,408)
Comprehensive loss for the period	-	-	-	(584,830)	(1,777,229)	(2,362,059)	(204,588)	(2,566,647)
Share-based payments (Notes 7(c) and 7(d))	-	-	361,340	-	-	361,340	-	361,340
Share subscription (Notes 7(a) and 5(c))	14,586,182	8,022,400	-	-	-	8,022,400	-	8,022,400
Share issuance costs (Note 7(a))	-	(18,407)	-	-	-	(18,407)	-	(18,407)
Contributions to Roca Honda Resources LLC	-	-	-	-	-	-	803,325	803,325
Balance, March 31, 2012	104,525,951	71,723,421	9,125,724	(923,821)	(30,135,531)	49,789,793	10,218,990	60,008,783

Balance, January 1, 2013	123,712,953	78,823,430	9,869,672	(1,093,191)	(34,069,343)	53,530,568	12,108,399	65,638,967

Net loss	-	-	-	-	(1,008,966)	(1,008,966)	(35,191)	(1,044,157)
Other comprehensive gain	-	-	-	976,707	-	976,707	251,813	1,228,520
Comprehensive gain for the period	-	-	-	976,707	(1,008,966)	(32,259)	216,622	184,363
Share-based payments (Notes 7(c) and 7(d))	-	-	313,390	-	-	313,390	-	313,390
Contributions to Roca Honda Resources LLC	-	-	-	-	-	-	405,258	405,258
Balance, March 31, 2013	123,712,953	78,823,430	10,183,062	(116,484)	(35,078,309)	53,811,699	12,730,279	66,541,978

See accompanying notes to the condensed interim consolidated financial statements.	Page 4

Strathmore Minerals Corp.
Condensed interim consolidated statements of cash flows
(unaudited)
(expressed in Canadian dollars)

	Period	Period
	ended	ended
	March 31,	March 31,
	2013	2012
	$	$
Operating activities
Net loss for the year	(1,044,157)	(1,812,239)
Items not affecting cash:
Amortization	49,213	77,344
Interest expense (income)	4,915	(38,285)
Unrealized gain on other financial assets	-	(210,678)
Share-based payments	214,455	275,514
Foreign exchange loss	-	8,663
Changes in non-cash working capital items (Note 8)	(104,253)	(6,767,868)
Cash used in operations	(879,827)	(8,467,549)
Interest received	78,001	200,029
Net cash used in operating activities	(801,826)	(8,267,520)

Investing activities
Purchases of property and equipment	-	(133,996)
Expenditures on exploration and evaluation assets	(1,954,986)	(2,181,945)
Cash used in investing activities	(1,954,986)	(2,315,941)

Financing activities
Proceeds from the issuance of common shares	-	8,022,400
Share issuance costs	-	(18,407)
Cash received from non-controlling interests	340,394	730,692
Cash provided by financing activities	340,394	8,734,685

Net decrease in cash and cash equivalents	(2,416,418)	(1,848,776)

Effect of exchange rate changes on cash and cash equivalents	-	(8,663)
Cash and cash equivalents, beginning of period	5,368,727	11,570,582
Cash and cash equivalents, end of period	2,952,309	9,713,143

Supplemental disclosure with respect to cash flows (Note 8)

See accompanying notes to the condensed interim consolidated financial statements.	Page 5

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

1.	Nature and continuance of operations

Strathmore Minerals Corp. (the “Company” or “Strathmore”) is a publicly listed company incorporated in Canada under the laws of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange. The registered office of the Company is located at 2600 - 595 Burrard Street, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3. The principal address and records office of the Company is located at 312 – 1708 Dolphin Avenue, Kelowna, British Columbia, V1Y 9S4.

The Company is primarily engaged in the acquisition, exploration, and development of uranium mineral properties. The Company is also engaged in the acquisition, exploration, and development of gold and copper mineral properties. The Company is in the process of exploring and developing its mineral property interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of its properties, obtaining the necessary permits to operate a mine, and upon future profitable production, or alternatively, upon cash generated from non- core property divestures.

The condensed interim consolidated financial statements of Strathmore for the period ended March 31, 2013 were approved and authorized for issue by the Board of Directors on May 13, 2013.

2.	Basis of preparation

These condensed interim consolidated financial statements of the Company and its subsidiaries were prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies in full compliance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012 prepared in accordance with IFRS. IAS 34 does not require disclosure of accounting policies in interim financial statements. The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those policies applied in the Company’s audited consolidated financial statements for the year ended December 31, 2012.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at March 31, 2013, the Company has not advanced its properties to commercial production and is not able to finance day-to-day activities through operations. The Company’s continuation as a going concern is dependent upon raising additional capital through equity financing and joint venture arrangements to continue operating at current levels for the ensuing twelve months. There is no assurance that the Company will raise the required capital to continue operating at the current levels. These conditions may cast significant doubt about the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for the financial instruments classified as fair value through profit and loss and for the available-for-sale asset stated at fair value. These condensed interim consolidated financial statements are presented in Canadian dollars.

3.	Significant accounting policies

The Company’s principal accounting policies under IFRS are outlined below:

Principles of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and all of the following subsidiaries incorporated in Canada and the United States (“US”). Subsidiaries are companies controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of a company so as to obtain benefits from the company’s activities. The Company has a shareholding of more than 50% of the voting rights in its subsidiaries. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition up to the effective date of disposal or loss of control.

	March 31,	December 31,
	2013	2012
Strathmore Resources (US) Ltd.	100%	100%
Roca Honda Resources LLC	60%	60%
Saratoga Gold Company Ltd.	100%	100%
Wyoming Gold Mining Company, Inc.	100%	100%

Significant inter-company balances and transactions are eliminated on consolidation.

New standards, interpretations and amendments adopted by Strathmore

The Company applies, for the first time, certain standards and amendments that require restatement of previous financial statements. These include IFRS 10, consolidated financial statements, IAS 19, employee benefits (amended in 2011), IFRS 7, financial instruments: disclosures, IFRS 13, fair value measurement and amendments to IAS 1, presentation of financial statements. As required by IAS 34, the nature and the effect of these changes are disclosed below. In addition, the application of IFRS 12, disclosure of interest in other entities, would result in additional disclosures in the annual consolidated financial statements.

Several other new standards and amendments apply for the first time in 2013. However, they do not impact the annual consolidated financial statements of the Company or the condensed interim consolidated financial statements of the Company.

The nature and the impact of each new standard/amendment is described below:

IAS 1, Presentation of financial statements

The amendments to IAS 1 introduce a grouping of items presented in accumulated other comprehensive loss. Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans). The amendment affected presentation only and had no impact on the Company’s financial position or performance.

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

IFRS 7, Financial instruments: disclosures

The amendment requires an entity to disclose information about rights to off-set financial instruments and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognised financial instruments that are off-set in accordance with IAS 32. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32. As the Company is not off-setting financial instruments in accordance with IAS 32 and does not have relevant off-setting arrangements, the amendment does not have an impact on the Company’s condensed interim consolidated financial statements.

IFRS 10, Consolidated financial statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements. This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 defines the principle of control and establishes control as the basis for determining which entities are consolidated in the consolidated financial statements. Management has applied IAS 10 on a prospective basis, commencing January 1, 2013. These amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

IFRS 12, Disclosure of interests in other entities

IFRS 12 sets out the requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. None of these disclosure requirements are applicable for the condensed interim consolidated financial statements, unless significant events and transactions occur in the interim period requiring that they are discussed. Accordingly, the Company has not made such disclosures.

IFRS 13, Fair value measurement

IFRS 13, fair value measurement, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. Management has applied IAS 13 on a prospective basis, commencing January 1, 2013. These amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

4.	Other financial assets

Other financial assets have been classified as fair value through profit or loss with any changes in value recognized through the condensed interim consolidated statements of loss and are comprised of the following:

	Fair value	Fair value
	March 31,	December 31,
	2013	2012
	$	$
Sky Digital Stores Corp. ("Sky") (formerly Yellowcake Mining Inc.)	5,712	5,600
American Uranium Corporation ("American Uranium")	14,574	14,280
Bayswater Uranium Corporation ("Bayswater")	220,785	220,785
	241,071	240,665

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

5.	Exploration and evaluation assets

	Roca					Total
For the period ended	Honda	Marquez	Copper King	Gas Hills	Other	Property
March 31, 2013	Property	Property	Property	Property	Properties	Costs
	$	$	$	$	$	$
Balance, beginning of period	30,344,723	2,074,134	6,895,098	12,551,601	5,524,195	57,389,751

Incurred during the period:
Acquisition costs	-	-	222	-	-	222
Administration	71,697	1,689	2,313	55,359	1,267	132,325
Drilling	35	-	-	19,721	297	20,053
Engineering	135,287	-	-	130,153	-	265,440
Feasibility study	4,452	-	-	-	-	4,452
Geology & Geophysics	32,393	-	175	85,836	144	118,548
Property maintenance fees	1,889	39,764	-	167	2,813	44,633
Permitting/Regulatory	560,596	-	1,212	290,027	251	852,086
Personnel time	6,977	-	-	-	-	6,977
Quality assurance	-	-	-	125	-	125
Share-based payments	38,751	458	2,837	56,111	778	98,935
Travel	73,257	-	-	181	904	74,342
Health & Safety	-	-	-	4,342	-	4,342
	925,334	41,911	6,759	642,022	6,454	1,622,480
Foreign currency translation	639,917	44,413	169,430	253,305	104,111	1,211,176

Balance, end of period	31,909,974	2,160,458	7,071,287	13,446,928	5,634,760	60,223,407

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

	Roca					Total
For the year ended	Honda	Marquez	Copper King	Gas Hills	Other	Property
December 31, 2012	Property	Property	Property	Property	Properties	Costs
	$	$	$	$	$	$
Balance, beginning of year	24,104,495	1,862,292	-	7,036,863	5,480,124	38,483,774

Incurred during the year:
Acquisition costs	-	259,700	6,847,984	-	1,339	7,109,023
Administration	406,922	744	6,795	118,411	3,878	536,750
Drilling	228,026	-	-	2,429,655	-	2,657,681
Engineering	1,914,823	-	7,076	1,014,887	1,141	2,937,927
Feasibility study	24,535	-	-	-	-	24,535
Geology & Geophysics	351,672	-	37,788	375,432	2,514	767,406
Property maintenance fees	17,336	1,786	122	251,622	148,718	419,584
Permitting/Regulatory	3,610,307	-	8,865	1,257,819	56	4,877,047
Personnel time	27,659	-	-	-	468	28,127
Quality assurance	1,723	-	-	183	-	1,906
Share-based payments	176,641	1,055	2,074	247,318	14,792	441,880
Travel	66,247	-	1,565	10,610	-	78,422
Health & Safety	-	-	-	4,864	-	4,864
	6,825,891	263,285	6,912,269	5,710,801	172,906	19,885,152

Foreign currency translation	(585,663)	(51,443)	(17,171)	(196,063)	(128,835)	(979,175)
Balance, end of year	30,344,723	2,074,134	6,895,098	12,551,601	5,524,195	57,389,751

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

Titles to the mineral properties involve certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated the titles to all of its mineral properties, and to the best of its knowledge, the titles to all of its mineral properties are in good standing using accepted industry standards.

Based on the Company’s analysis of its properties in consideration of any impairment, it was concluded that there was no impairment during the period ended March 31, 2013 (March 31, 2012 -$nil).

(a)	Roca Honda property

On July 26, 2007, the Company completed an agreement with Sumitomo Corp. (“Sumitomo”) of Japan to develop the Roca Honda uranium project located in New Mexico. The Company has transferred its entire interest in the Roca Honda property to Roca Honda Resources LLC (“RHR”), a subsidiary in which the Company owns 60% and Sumitomo owns 40%. Each Member is obligated to contribute funds to the Company in proportion to their respective ownership interests pursuant to capital calls by Strathmore based on approved annual budgets. The initial 5 year budget of $27,215,000 expired on December 31, 2011. Ongoing permitting activities and additional activities needed to advance the property towards the production stage must be unanimously approved in the annual budgets by the members. Any Member may elect to resign from RHR by providing notice to the other Members. If dissolution of RHR occurs and Strathmore is not in default, Strathmore would receive the mineral property interests that it contributed to RHR and any remaining proceeds and assets would be distributed in accordance with the respective ownership interests of the Members.

Following completion of development, permitting and the feasibility study, should a positive decision be made to proceed, Sumitomo will contribute a pre-determined cash contribution for development of the Roca Honda mine.

The Company has consolidated Roca Honda Resources LLC into its operations and has recorded the following non-controlling interests balance:

$
Balance, December 31, 2011	9,620,253
Non-controlling interests' share of exploration and evaluation expenditures	2,710,091
Foreign exchange movement	(221,945)
Balance, December 31, 2012	12,108,399
Non-controlling interests' share of exploration and evaluation expenditures	370,067
Foreign exchange movement	251,813
Balance, March 31, 2013	12,730,279

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

(b)	Marquez property

On September 5, 2007, the Company entered into a mineral lease agreement on the Marquez property located in New Mexico, for a period of ten years, with the option to extend the lease for an additional five years. The agreement was amended on January 14, 2013 by reducing the 2013 annual rental payment from $250,000 to $40,000. All other terms of the original agreement remain in effect. The Company has paid US$750,000 and is required to make annual payments of US$250,000 – with the exception of 2013 - during the initial ten year term. To extend the lease for an additional five years, the Company is required to pay US$750,000 and make annual payments of US$300,000 thereafter. To extend the lease beyond fifteen years, the Company is required to pay an additional US$750,000.

The property is subject to an 8% net proceeds production royalty. Should commercial production not commence by September 2015, the Company will be required to pay additional annual minimum advance royalty payments of US$250,000, which may be recovered from future production royalties.

(c)	Gas Hills properties

Gas Hills and Definitive Agreement with Korea Electric Power Corp.

On February 1, 2012, the Company completed a two phase strategic Definitive Agreement (the “Agreement”) with Korea Electric Power Corp. (“KEPCO”). In Phase I, KEPCO acquired 14,586,182 common shares of Strathmore at $0.55 per share for total gross proceeds of $8,022,400, with the proceeds deposited into a jointly controlled escrow bank account. The proceeds will be used to advance the Gas Hills properties, in accordance with the Phase I program and budget. In addition, the Agreement contains an off-take provision, whereby KEPCO has the right to purchase a portion of any future annual uranium production from Strathmore's properties, subject to pre-existing agreements. Future off-take uranium purchases are determined by KEPCO's equity ownership in Strathmore.

In Phase II, KEPCO will have the option to participate in a "Phase II" development program, allowing KEPCO to earn-in up to a 40% interest in the Gas Hills properties by funding expenditures totalling US$32 million over three years beginning in 2013. KEPCO will have the option to receive uranium “in-kind” from Gas Hill’s production based on KEPCO’s proportionate interest in the Gas Hills properties. Strathmore will continue to be the operator of the Gas Hills properties and will receive 5% of expenditures as a management fee for its services.

Gas Hills Mill Site property

On December 10, 2007, the Company entered into an option agreement to acquire the Gas Hills Mill Site property located in Wyoming and the related Nuclear Regulatory Commission (“NRC”) license. The Company pays an annual renewal fee of US$10,000 to extend the option agreement.

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

Other Gas Hills properties

The Company had acquired, by staking, its original 100% interest in certain claims located in the Gas Hills region of Wyoming, USA during prior years. Certain claims are subject to a 5% net proceeds royalty.

(d)	Copper-King property

On May 11, 2012, the Company acquired all of the outstanding shares of Saratoga Gold Company Ltd. (“Saratoga”), a private company incorporated in the Province of British Columbia, for total consideration amounting to $6,839,362, comprising 18,255,002 in common shares of Strathmore valued at $6,663,076 and $176,286 in acquisition related costs. Saratoga’s primary asset is its wholly-owned subsidiary, Wyoming Gold Mining Company, Inc. (“Wyoming Gold”), which owns 100% interest in an advanced stage gold-copper property in Wyoming, US. The Sheep Creek Montana properties were also acquired in this transaction.

The acquisition has been accounted for as a purchase of assets and the assumption of liabilities by the Company. This transaction does not qualify as a business combination under IFRS 3, Business Combinations because significant inputs and processes that constitute a business were not identified for the following reasons:

(i)

The ability to create outputs by applying processes to Saratoga’s inputs through its claims, licenses, mineral resources, in-place contracts, and mining processing and infrastructure were not operational at the acquisition date. Outputs may include concentrate, ore and minerals. Saratoga does not have processes in place to permit, develop, and ultimately place its mineral properties into production.

(ii)	The employees of Strathmore are needed for further exploration, permitting, and development of the Copper-King property. Strathmore did not acquire any employees of Saratoga.

(iii)

Saratoga requires the completion of a feasibility study, additional drilling to convert the resources into reserves, and permitting on its Copper-King property before a production decision can be made.

The purchase price was allocated to the assets acquired and the liabilities assumed based upon their estimated fair value at the date of acquisition. A value of $6,842,078 was allocated to exploration and evaluation assets for the mineral interests. According to the exemption in IAS 12, Income Taxes, Strathmore does not recognize a deferred tax asset or liability arising from the acquired assets of Saratoga.

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

$
Purchase price:
18,255,002 common shares of Strathmore at CAD $0.365	6,663,076
Transaction costs	176,286
Total purchase price	6,839,362

Assets acquired:
Net working capital	(50,961)
Reclamation bonds	48,245
Exploration and evaluation assets	6,842,078
Net identifiable assets	6,839,362

(e)	Other properties

The Company had acquired its original 100% interest in certain claims located in New Mexico and Wyoming, USA, during prior years. These properties include Dalton Pass, Ambrosia Lake, Church Rock, Nose Rock/Crown Point, Sky/Cedar Rim, Kaycee, Copper Mountain, Shirley Basin, Ketchum Buttes, NE Wyoming Leases, Crooks Gap, and Chords.

Juniper Ridge property – acquisition of mineral property interest

The Company entered into an option agreement on October 29, 2010 with Crosshair Energy Corporation for the sale of its Juniper Ridge property. The Company has received US$450,000 in cash and 522,513 shares valued at US$250,000 from Crosshair in conjunction with the option agreement. During 2012, Crosshair withdrew from the option agreement. As a result of the termination, Strathmore now retains its 100% interest in the Juniper Ridge property.

(f)	Royalties

In connection with the sale of the Company’s Pine Tree/Reno Creek property to Bayswater on April 7, 2010, the Company retains a 5% gross proceeds royalty from sales that can be re-purchased in whole or in part by Bayswater at any time before the commencement of commercial production for US$2,000,000 (US$1,000,000 in cash and US$1,000,000 in common shares of Bayswater) per 1% royalty reduction up to a maximum of the entire 5% royalty for US$10,000,000.

In connection with the sale of the Company’s seven state uranium mineral leases to Peninsula Minerals Limited on August 24, 2009, the Company retains a 4% gross sales royalty.

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

6.	Available-for-sale financial assets

The Company’s investments in equity securities of private companies have been classified as available-for-sale financial assets, which are measured at fair value. Any impairment amounts would be recognized through the consolidated statements of loss and are comprised of the following:

	Fair value	Fair value
	March 31,	December 31,
	2013	2012
	$	$

Mogul Ventures Corp. ("Mogul")	2,000,000	2,000,000

On April 5, 2011, the Company acquired 8,000,000 common shares of Mogul Ventures Corp. by a subscription agreement for $2,000,000.

7.	Share capital, stock options, restricted share units, warrants, and other capital reserves

The Company has authorized an unlimited number of common shares, without par value. On February 1, 2012, the Company entered into an ongoing share subscription agreement with KEPCO. Under the terms of the agreement, KEPCO has the option to subscribe for additional common shares in the Company’s future public or private share offerings to maintain its proportionate common share interest. The agreement also entitles KEPCO to appoint at least one director when its ownership interest in Strathmore’s common shares is greater than or equal to 20%.

(a)	Share capital

Share subscription

On February 11, 2012, the Company completed an equity financing with KEPCO (see note 5(c)) of 14,586,182 common shares at a price of $0.55 per share for gross proceeds of $8,022,400. The Company paid $18,407 in share issuance costs as a result of the equity financing with KEPCO.

Acquisition of Saratoga

On May 11, 2012, the Company completed the acquisition of all the outstanding shares of privately held Saratoga. As part of the consideration for the acquisition of Saratoga, the Company issued 18,255,002 of its common shares to Saratoga shareholders on the basis of 1.25 Strathmore shares for each share of Saratoga with a fair value of $6,663,076 on the date of acquisition. Refer to note 5(d).

(b)	Stock options and warrants

The Company has a stock option plan whereby, from time to time, at the discretion of the Board of Directors (the “Board”), stock options are granted to directors, officers, employees and certain consultants. The Board will establish the exercise prices of options at the time options are granted, provided that such prices shall not be less than the market prices. The options granted must be exercised no later than ten years after the date of grant or such lesser period as the applicable grant may require, and the options will have vesting periods determined by the Board to be settled in the Company’s common shares.

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

The aggregate maximum number of shares available for issuance from treasury under the plan is 14,000,000. Any shares subject to options which have been granted under the plan and which options have been cancelled, surrendered or terminated in accordance with the terms of the plan without having been exercised will again be available under the plan.

Stock option and share purchase warrant transactions are summarized as follows:

	Stock Options		Warrants
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number	Price	Number	Price
		$		$
Outstanding, December 31, 2011	7,685,000	0.73	7,493,364	0.75
Granted	3,050,000	0.38	-	-
Cancelled/Forfeited	(125,000)	1.17	-	-
Expired	-	-	(7,493,364)	0.75
Outstanding, December 31, 2012	10,610,000	0.70	-	-
Expired	(400,000)	2.25	-	-
Outstanding, March 31, 2013	10,210,000	0.56	-	-

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

There were no stock options exercised during the periods ended March 31, 2013 and March 31, 2012. The following table summarizes information about the outstanding stock options at March 31, 2013:

Stock Options

Number	Exercise	Number	Expiry Date
Outstanding	Price	Exercisable
	$
35,000	0.70	35,000	April 23, 2013
150,000	0.60	150,000	September 26, 2013
3,875,000	0.41	3,875,000	November 10, 2013
100,000	1.30	100,000	February 1, 2014
1,905,000	0.65	1,665,000	February 17, 2015
190,000	1.30	126,667	November 29, 2015
1,305,000	1.17	870,004	December 23, 2015
1,050,000	0.56	349,999	February 22, 2022
1,600,000	0.215	-	October 26, 2022
10,210,000		7,171,670

(c)	Share-based payments

During the period ended March 31, 2013, the Company granted nil (March 31, 2012 – 1,450,000) options to employees, officers and directors. The options outstanding at March 31, 2013 vest over periods ranging up to 3 years. The stock options are recorded at fair value in the condensed interim consolidated statements of loss and the condensed interim consolidated statements of financial position using the Black- Scholes option pricing model. The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share prices on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian Government zero-coupon bonds with a remaining term equal to the stock options’ expected life. The total amount of share-based payments recognized in the condensed interim consolidated statements of loss during the period ended March 31, 2013 was $114,425 (March 31, 2012 – $141,574) and in exploration and evaluation assets in the condensed interim consolidated statements of financial position at March 31, 2013 was $412,772 (December 31, 2012 - $386,841) as a result of options granted and vested. These amounts were also recorded as other capital reserves in the condensed interim consolidated statements of financial position. The weighted average fair value of the options granted during the period ended March 31, 2013 was $nil (March 31, 2012 - $0.35) per option. The weighted average remaining contractual life for options outstanding at March 31, 2013 is 3.4 years (March 31, 2012 – 3.2 years).

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

During the period ended March 31, 2013, the following weighted average assumptions were used for the valuation of stock options:

March 31	2013	2012

Expected risk-free interest rate	2.01%	1.28%
Expected life	3.7 years	3.5 years
Expected volatility	97%	94%
Expected dividend rate	0.00%	0.00%

(d)	Restricted share units

The Company implemented a restricted share plan whereby, from time to time, at the discretion of the Board, restricted share rights are granted to directors, officers, employees and certain consultants to acquire any number of fully paid and non- assessable shares. The Board shall determine the restricted period applicable to such restricted share rights. The aggregate maximum number of shares available for issuance from treasury under this plan shall not exceed 5,500,000 shares. Any shares subject to restricted share rights, which have been granted under the plan and which have been cancelled or terminated in accordance with the terms of the plan without the applicable restriction period having expired, will again be available under the plan. During the period ended March 31, 2013, nil (March 31, 2012 - 1,355,000) restricted share units were granted by the Company to employees, consultants, officers, and directors of the Company. The restricted share units granted in 2011 have a total grant date fair value of $638,754 and are released over 2.5 years and the restricted share units granted in 2012 have grant dates fair values totalling $919,989 and are released over 2.5 years.

The total amount of restricted share units recognized in share-based payments in the condensed interim consolidated statements of loss during the period ended March 31, 2013 was $100,030 (March 31, 2012 - $133,940) and in exploration and evaluation assets in the condensed interim consolidated statements of financial position was $404,320 (December 31, 2012 - $331,316) as a result of restricted share units issued. These amounts were also recorded as other capital reserves in the condensed interim consolidated statements of financial position. The weighted average fair value of restricted share units granted during the period ended March 31, 2013 was $nil (March 31, 2012 - $0.49). The weighted average remaining contractual life for restricted share units outstanding at March 31, 2013 is 1.6 years (December 31, 2012 – 2.3 years).

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

Restricted Share Units	Number

Outstanding, December 31, 2011	1,494,000
Granted	2,935,000
Released	(932,000)
Forfeited	(66,333)
Outstanding, December 31, 2012	3,430,667
Forfeited	(130,001)
Outstanding, March 31, 2013	3,300,666

(e)	Other capital reserves

The Company’s other capital reserves relate to stock options and restricted share units granted by the Company to employees, consultants, officers and directors under its stock option and restricted share plans. Details about the Company’s share-based payments and restricted share units are provided in notes 7(b), 7(c), and 7(d).

(f)	Loss per share

Loss per share totals for the periods ended March 31, 2013 and 2012 were calculated based on the following:

March 31	2013	2012

Basic and diluted weighted average number of shares outstanding	115,013,283	97,954,155

The stock options and restricted share units were anti-dilutive for the periods ended March 31, 2013 and March 31, 2012.

8.	Supplemental disclosure with respect to cash flows

	March 31,	December 31,
	2013	2012
	$	$
Cash and cash equivalents
Cash
CAN$	238,236	127,127
US$	1,583,361	2,386,524
	1,821,597	2,513,651
Term deposits
CAN$	1,130,712	2,855,076
	2,952,309	5,368,727

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

The Company has $246,638 (December 31, 2012 - $244,562) in restricted cash and cash equivalents to guarantee credit cards and $911,588 (December 31, 2012 - $893,007) in other restricted assets to guarantee performance bonds for compliance with environmental laws, and are therefore not available for general use by the Company. As at March 31, 2013, these performance bonds consisted of $862,433 (December 31, 2012 - $844,854) relating to the Gas Hills properties and $49,155 (December 31, 2012 - $48,153) relating to the Copper-King property.

During the period ended March 31, 2013, the Company earned $10,244 (March 31, 2012 - $38,285) in interest income on its cash and cash equivalents and on its other financial assets.

	March 31, 2013	March 31, 2012
	$	$

Changes in non-cash working capital items:
Decrease in trade and other receivables	36,919	44,294
Increase in prepaid expenses	(67,567)	(41,320)
Increase in restricted cash and cash equivalents	-	(6,596,995)
Decrease in trade and other payables	(73,605)	(173,847)
Total changes in non-cash working capital items	(104,253)	(6,767,868)

There were $nil cash payments for income taxes during the period ended March 31, 2013 (March 31, 2012 - $nil).

Significant non-cash transactions during the period ended March 31, 2013 include the following:

(a)	Recognizing $1,211,176 in foreign currency translation adjustment through exploration and evaluation assets.

(b)	Recognizing $98,935 in fair value for the share-based payments in exploration and evaluation assets.

(c)	Recognizing $251,813 in foreign currency translation adjustment through non- controlling interests.

Significant non-cash transactions during the three months ended March 31, 2012 include the following:

(a)	Recognizing $675,078 in foreign currency translation adjustment in exploration and evaluation assets.

(b)	Recognizing $169,578 in foreign currency translation adjustment through non- controlling interests.

(c)	Recognizing $85,904 in fair value for the share-based payments in exploration and evaluation assets.

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

9.	Related party transactions

Balances between the Company and its subsidiaries have been eliminated on consolidation and are disclosed below. Details of the transactions between the Company and other related parties are discussed below.

Intercompany balances resulting from transactions during the normal course of business are as follows at the end of the period:

	March 31,	December 31,
	2013	2012
	$	$
Intercompany balances to be received by:
Strathmore Minerals Corp.	42,293,154	40,248,004
Saratoga Gold Company Ltd.	132,103	10,650
Strathmore Resources (US) Ltd.	254,742	258,079

Intercompany balances to be paid by:
Strathmore Resources (US) Ltd.	42,202,697	40,159,416
Wyoming Gold Mining Company, Inc.	239,122	83,680
Saratoga Gold Company Ltd.	90,457	99,238
Roca Honda Resources LLC	147,723	171,471

Details of the transactions between the Company and other related parties are discussed below:

	March 31, 2013	March 31, 2012
	$	$
Share-based payments for options granted to directors and key management personnel	111,426	119,267
Share-based payments for restricted share units granted to directors and key management personnel	115,185	128,789
Wages and consulting fees paid to directors and key management personnel	368,823	437,119
	595,434	685,175

Included in trade and other payables at March 31, 2013 is $29,000 (December 31, 2012 - $56,707) for consulting and directors fees to directors, officers and companies controlled by directors and officers. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

Share-based payments represent the fair value calculations of options in accordance with IFRS 2, Share-Based Payment, granted to key management personnel. Key management personnel were not paid post-employment benefits, termination benefits, or other long-term benefits during the periods ended March 31, 2013 and March 31, 2012.

10.	Segmented information

The Company primarily operates in one reportable operating segment, the exploration and evaluation of its mineral properties; the Company considers its loss from operations for the period ended March 31, 2013 and its loss from operations for the period ended March 31, 2012 to relate to this segment. For the exploration and evaluation assets, the Company receives discrete financial information that is used by the chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance. The segment is principally engaged in uranium exploration and evaluation in the US. The Company’s corporate segment only earns revenues that are considered incidental to the activities of the Company and therefore does not meet the definition of an operating segment as defined in IFRS 8, Operating segments. Assets by geographic area are as follows:

		United
	Canada	States	Total
	$	$	$
March 31, 2013
Property and equipment	51,712	1,009,764	1,061,476
Exploration and evaluation assets	-	60,223,407	60,223,407
December 31, 2012
Property and equipment	57,829	1,032,884	1,090,713
Exploration and evaluation assets	-	57,389,751	57,389,751

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

11.	Financial instruments and risk management

Categories of financial instruments

	Fair value through profit
	or loss		Available-for-sale		Loans and receivables *		Other financial liabilities
	Fair	Carrying	Fair	Carrying	Fair	Carrying	Fair	Carrying
	value	amount	value	amount	value	amount	value	amount
	$	$	$	$	$	$	$	$
March 31, 2013
Cash and cash equivalents	2,952,309	2,952,309	-	-	-	-	-	-
Restricted cash and cash equivalents	246,638	246,638	-	-	-	-	-	-
Other restricted assets	911,588	911,588	-	-	-	-	-	-
Other financial assets	241,071	241,071	-	-	-	-	-	-
Trade and other receivables	-	-	-	-	55,084	55,084	-	-
Available-for-sale financial assets	-	-	2,000,000	2,000,000	-	-	-	-
Trade and other payables	-	-	-	-	-	-	1,325,697	1,325,697

December 31, 2012
Cash and cash equivalents	5,368,727	5,368,727	-	-	-	-	-	-
Restricted cash and cash equivalents	244,562	244,562	-	-	-	-	-	-
Other restricted assets	893,007	893,007	-	-	-	-	-	-
Other financial assets	240,665	240,665	-	-	-	-	-	-
Trade and other receivables	-	-	-	-	174,919	174,919	-	-
Available-for-sale financial assets	-	-	2,000,000	2,000,000	-	-	-	-
Trade and other payables	-	-	-	-	-	-	1,871,912	1,871,912

* The Company does not have any outstanding loans.

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

The Company’s financial instruments consist of cash and cash equivalents, restricted cash and cash equivalents, trade and other receivables, other financial assets, available-for-sale financial assets, other restricted assets, and trade and other payables.

The Company’s financial instruments that are measured at fair value on a recurring basis in periods subsequent to initial recognition and the fair value hierarchy used to measure them are presented in the table below. The Company classifies its other financial assets, measured at fair value, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3: Inputs for the asset or liability that is not based on observable market data (unobservable inputs).

At March 31, 2013, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the consolidated statements of financial position at fair value are categorized as follows: cash and cash equivalents, restricted cash and cash equivalents, other financial assets, and other restricted assets are categorized in level 1. For cash and cash equivalents, restricted cash and cash equivalents, trade and other receivables, other restricted assets, and trade and other payables, carrying value is considered to be a reasonable approximation of fair value due to the short-term nature of these instruments. The fair value of financial instruments at the reporting date was calculated on the basis of available market data.

During 2012, management transferred the Mogul available-for-sale financial asset into level 3 of the fair value hierarchy because of new inputs, not based on observable market data, becoming available in determining the fair value for this available-for-sale asset. The fair value has been determined using a valuation technique based on recent equity financings by Mogul. The available-for-sale investments in equity were previously recognized at cost because they did not have quoted market prices in an active market and whose fair values could not be reliably measured.

There were no further transfers between levels during the period ended March 31, 2013.

The following table presents the reconciliation of the beginning and ending balances of those financial instruments categorized in level 3 of the fair value hierarchy:

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

	March 31,	December 31,
	2013	2012
	$	$
Balance, beginning of period	2,000,000	-
Transfers into level 3	-	2,000,000
Total gains or losses recognized in other comprehensive income	-	-
Balance, end of period	2,000,000	2,000,000

The Company’s financial instruments are exposed to a number of financial and market risks, including credit, liquidity, and market risks. The Company may, or may not, establish from time to time active policies to manage these risks. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks since the Company’s management does not believe that the current size, scale and pattern of its operations would warrant such hedging and derivative trading activities.

(a)	Credit Risk

Credit risk is the risk that a counterparty to a financial instrument will not discharge its obligations, resulting in a financial loss to the Company. The Company has procedures in place to minimize its exposure to credit risk. Company management evaluates credit risk on an ongoing basis, including evaluation of counterparty credit ratings, monitoring activities related to receivables and counterparty concentrations measured by amounts and percentages. The primary sources of credit risk for the Company arise from financial assets including cash and cash equivalents held with major financial institutions and trade and other receivables. The Company has not had any credit losses in the past, nor does it expect to have any credit losses in the future. At March 31, 2013, the Company has no financial assets that are past due or impaired due to credit risk defaults. Therefore, the Company is not exposed to significant credit risk.

The Company’s maximum exposure to credit risk at the reporting date is as follows:

	March 31,	December 31,
	2013	2012
	$	$
Cash and cash equivalents	2,952,309	5,368,727
Restricted cash and cash equivalents	246,638	244,562
Other restricted assets	911,588	893,007
Trade and other receivables	55,084	174,919
	4,165,619	6,681,215

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations with respect to financial liabilities as they fall due. The Company’s financial liabilities are comprised of trade and other payables. The Company frequently assesses its liquidity position by reviewing the timing of amounts due and the Company’s current cash flow position to meet its obligations. The Company manages its liquidity risk by maintaining sufficient cash and cash equivalents and other financial assets balances to meet its anticipated operational needs.

The Company’s financial liabilities, consisting of trade and other payables, arose as a result of exploration and evaluation of its mineral properties and other corporate expenses. Payment terms on these liabilities are typically 30 to 60 days from receipt of invoice and do not generally bear interest.

At March 31, 2013, the Company had positive working capital of $4,345,507 that includes $246,638 in restricted cash and cash equivalents. Accordingly, the Company is able to meet its current obligations and has minimal liquidity risk.

The following table summarizes the Company’s financial liabilities:

	March 31,	December 31,
	2013	2012
	$	$
Trade and other payables	1,325,697	1,871,912

Typical repayment terms for the Company do not exceed 90 days.

(c)	Market risk

Market risk is the risk that the fair value for assets classified as FVTPL, other financial liabilities, and loans or receivables of a financial instrument will fluctuate because of changes in market conditions. The Company evaluates market risk on an ongoing basis and has established policies and procedures for mitigating its exposure to market fluctuations. The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based on the Company’s portfolio at March 31, 2013, a 10% increase or decrease in the market price of the equity securities held, ignoring any foreign currency risk, which is described below, would have resulted in an increase (or decrease) to net loss of approximately $24,107 (March 31, 2012 - $298,725). The Company is not exposed to interest rate risk, as it does not hold debt balances and is not charged interest on its trade and other payables.

12.	Management of capital

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk.

Strathmore Minerals Corp.
Notes to the condensed interim consolidated financial statements
March 31, 2013 and 2012
(unaudited)
(expressed in Canadian dollars)

The Company depends on external financing or the divestiture of its non-core mineral properties to fund its activities. The capital structure of the Company currently consists of common shares, stock options, restricted share units and share purchase warrants. Changes in the equity accounts of the Company are disclosed in the consolidated statements of changes in equity. The Company manages its capital structure by making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents and other financial assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are approved by the Board of Directors and updated as necessary depending on various factors, including capital deployment and general industry conditions.

During the period ended March 31, 2013, there were no significant changes in the processes used by the Company or in the Company’s objectives and policies for managing its capital. At March 31, 2013, the Company’s available capital resources, consisting of cash and cash equivalents, and other financial assets, total $3,193,380. At March 31, 2013, the Company’s total liabilities are $1,325,697. The Company believes that sufficient capital resources are available to support further exploration and evaluation of its mineral properties. The Company anticipates continuing to access equity markets, divestiture of its non-core mineral properties, and the use of joint ventures to fund continued exploration and evaluation of its mineral properties.

SCHEDULE “C”

Unaudited pro forma condensed consolidated statements of financial position as at September 30, 2012, the unaudited pro forma condensed consolidated statements of comprehensive income (loss) for the six months ended March 31, 2013, and the unaudited pro forma condensed consolidated statements of comprehensive loss for the year ended September 30, 2012 of EFI

ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statement of Financial Position as at March 31, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars)

					Pro Forma Consolidated
	Energy Fuels Inc.	Strathmore Minerals Corp.		Pro Forma	Energy Fuels Inc.
	March 31, 2013	March 31, 2013	Note	Adjustments	March 31, 2013
ASSETS

Current assets
Cash and cash equivalents	$13,011	$2,909	4(e)	$2,882	$18,802
Marketable securities	478	-		-	478
Available for sale assets	-	2,206		-	2,206
Trade and other receivables	2,952	54		-	3,006
Inventories	25,256	-		-	25,256
Prepaid expenses and other assets	921	416		-	1,337
	42,618	5,585		2,882	51,085
Non-current
Property, plant and equipment	139,623	60,343	4(a)	(31,373)	168,593
Investment in Virginia Energy	4,182	-		-	4,182
Intangible assets	10,196	-		-	10,196
Restricted cash	28,468	898		-	29,366
	$225,087	$66,826		$(28,491)	$263,422

LIABILITIES & SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$7,420	$1,305	4(b)	$2,370	$11,095
Deferred revenue	1,150	-		-	1,150
Current portion of long-term liabilities					-
Decommissioning liability	95	-		-	95
Loans and borrowings	844	-		-	844
	9,509	1,305		2,370	13,184
Non-current					-
Long-term decommissioning liability	15,847	-		-	15,847
Long-term loans and borrowings	20,641	-		-	20,641
	45,997	1,305		2,370	49,672

Shareholders' equity
Capital stock	$183,360	$77,613	4(c)	$29,676	$215,260
			4(c)	510
			4(b)	1,714
			4(d)	(77,613)
Contributed surplus	19,810	10,027	4(d)	(10,027)	19,810
Share purchase warrants	4,103	-		-	4,103
Deficit	(27,614)	(34,539)	4(d)	34,539	(27,614)
Accumulated other comprehensive loss	(569)	(115)	4(d)	115	(569)
Attributable to Shareholders	179,090	52,986		(21,086)	210,990
Non-controlling interests	-	12,535	4(a)	(9,775)	2,760
	179,090	65,521		(30,861)	213,750
	$225,087	$66,826		$(28,491)	$263,422

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

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ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statement of Income (Loss)
For the Six Months Ended March 31, 2013
(Unaudited)
(Expressed in thousands of U.S. dollars, except per share amounts)

		Strathmore Minerals
	Energy Fuels Inc.	Corp
	Six Months Ended	Six Months Ended		Pro Forma	Pro Forma Consolidated
	March 31, 2013	March 31, 2013	Note	Adjustments	Energy Fuels Inc

REVENUES	$43,014	$-		$-	$43,014
					-
COST OF SALES					-
Production cost of sales	37,312	-		-	37,312
Impairment of inventories	4,425	-		-	4,425
TOTAL COST OF SALES	(41,737)	-		-	(41,737)
GROSS PROFIT	1,277	-		-	1,277
Other operating expenses	(2,053)	-		-	(2,053)
Selling, general and administrative expenses	(9,195)	(2,043)		-	(11,238)
Finance income (expense)	255	(229)	4(f)	100	126
Other income (expense)	(288)	-		-	(288)
NET LOSS BEFORE TAXES	(10,004)	(2,272)	-	100	(12,176)
Income tax expense	(8)	-		-	(8)
NET LOSS FOR THE PERIOD	(10,012)	(2,272)	-	100	(12,184)
Attributable to shareholders	(10,012)	(2,195)		100	(12,107)
Non-controlling interests	-	(77)		-	(77)
NET LOSS FOR THE PERIOD	$(10,012)	$(2,272)		$100	$(12,184)

LOSS PER COMMON SHARE
BASIC AND DILUTED LOSS PER SHARE	$(0.01)				$(0.01)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

C 3

ENERGY FUELS INC.
Pro Forma Condensed Consolidated Statement of Income (Loss)
For the Year Ended September 30, 2012
(Unaudited)
(Expressed in thousands of U.S. dollars, except per share amounts)

		Strathmore
		Minerals Corp		Titan Uranium Inc.		Denison Mines
	Energy Fuels Inc.	Year Ended		Period from October 1,		Holdings Corp			Pro Forma
	Year Ended	December 31,		2011 to February 29,		Period from October 1,		Pro Forma	Consolidated
	September 30, 2012	2012		2012		2011 to June 30, 2012	Note	Adjustments	Energy Fuels Inc

REVENUES	$25,028	$-		$-		$69,267		$-	$94,295

COST OF SALES
Production cost of sales	21,855	-		-		59,998		-	81,853
TOTAL COST OF SALES	(21,855)	-		-		(59,998)		-	(81,853)
GROSS PROFIT	3,173	-		-		9,269		-	12,442
Selling, general and administrative expenses	(11,443)	(5,503)		(1,337)		(7,306)	4(f)	100	(25,489)
Finance income (expense)	(1,869)	(345)		16		(883)	4(k)	(14)	(657)
							4(l)	1,062
							4(m)	1,376
Impairment of assets	(24,022)	-		(959)		(67,340)	4(i)	67,340	(24,981)
Impairment of goodwill		-		-		(63,229)	4(h)	63,229	-
Transaction costs	(4,890)	-		-		-		-	(4,890)
Gain on purchase of Denison US Mining Division	56,215	-		-		-	4(g)	(56,215)	-
Other income (loss)	(191)	-		421		(430)	4(j)	(243)	(443)
NET INCOME (LOSS) BEFORE TAXES	16,973	(5,848)		(1,859)		(129,919)		76,635	(44,018)
Income tax expense	-	-		-		(27)		-	(27)
NET INCOME (LOSS) FOR THE YEAR	16,973	(5,848)		(1,859)		(129,946)		76,635	(44,045)
Attributable to shareholders	16,973	(5,713)		(1,859)		(129,946)		76,635	(43,910)
Non-controlling interests	-	(135)		-		-		-	(135)
NET INCOME (LOSS) FOR THE YEAR	$16,973	$(5,848	) $	(1,859	) $	(129,946)		$76,635	$(44,045)

INCOME (LOSS) PER COMMON SHARE
BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$0.06								$(0.05)

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

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ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2013 AND THE YEAR ENDED SEPTEMBER 30, 2012
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

1.	BASIS OF PRESENTATION

The unaudited pro forma condensed consolidated financial statements have been prepared in connection with the proposed acquisition (the “Acquisition”) of Strathmore Minerals Corp. (“Strathmore”) by Energy Fuels Inc. (“EFI” or the “Company”). The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and give effect to the Acquisition pursuant to the assumptions described in Note 3 and 4 to these unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated statement of financial position as at March 31, 2013 gives effect to the proposed Acquisition by EFI as if it had occurred as at March 31, 2013. The unaudited pro forma condensed consolidated statements of income (loss) for the six month period ended March 31, 2013 and year ended September 30, 2012 give effect to the proposed Acquisition as if it had occurred as at October 1, 2011. The unaudited pro forma condensed consolidated statement of income (loss) for the twelve month period ended September 30, 2012 also gives effect to the acquisition of Titan Uranium Inc (“Titan”) and Denison Mines Holdings Corp. (“DMHC”) by the Company as if they had occurred as at October 1, 2011.

The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed Acquisition or the acquisition of Titan and DMHC had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. Any potential synergies that may be realized after consummation of the proposed Acquisition, if successful, have been excluded from the unaudited pro forma condensed consolidated financial statement information.

The pro forma adjustments and allocations of the purchase price for Strathmore are based on preliminary estimates of the fair value of the consideration paid and the fair value of the assets acquired and liabilities to be assumed. The final purchase price allocation will be completed after the asset and liability valuations are finalized.

In preparing the unaudited pro forma condensed consolidated statement of financial position and the unaudited pro forma condensed consolidated statements of income (loss), the following historical information, which was prepared in accordance with International financial reporting standards (“IFRS”), was used:

1.

Pro forma statement of financial position as at March 31, 2013 combines the unaudited condensed consolidated statement of financial position of EFI as at March 31, 2013 and the unaudited condensed consolidated statement of financial position of Strathmore as at March 31, 2013 (as disclosed in Strathmore’s March 31, 2013 financial report, which was translated to the U.S. dollar using the March 31, 2013 period end exchange rate of 1.0156).

2.	Pro forma statement of income (loss) for the year ended September 30, 2012:

i.

combines the audited consolidated statement of income (loss) of EFI for the year ended September 30, 2012 and the audited consolidated statement of income (loss) of Strathmore for the year ended December 31, 2012 (as disclosed in Strathmore’s December 31, 2012 financial report, which was translated to the U.S. dollar using the average exchange rate for the year ended December 31, 2012 of 0.9996;

ii.

makes adjustments to give effect to EFI’s acquisition of Titan Uranium Inc (“Titan”) as if it had occurred on October 1, 2011 and not March 1, 2012 when Titan was acquired. Titan’s condensed consolidated statements of income (loss) for the five months ended February 29, 2012 included in the pro forma statement of income (loss) was constructed by removing one month from Titan’s internal unaudited condensed consolidated statement of income (loss) for the six months ending on February 29, 2012. These statements were translated to the U.S. dollar for the period shown using the average exchange rate of 1.0160;

iii.

makes adjustments to give effect to EFI’s acquisition of Denison Mines Holdings Corp. (“DMHC”) as if it had occurred on October 1, 2011 and not June 29, 2012 when DMHC was acquired. The construction was based on DMHC’s internal unaudited condensed consolidated statement of income (loss) for the three- month period ended December 31, 2011 and the unaudited condensed consolidated statement of income (loss) for the three months ended March 31, 2012 and the internal unaudited condensed consolidated statement of income (loss) for the three months ended June 30, 2012.

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ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2013 AND THE YEAR ENDED SEPTEMBER 30, 2012
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

1.	BASIS OF PRESENTATION (continued)

3.

Pro forma statement of income (loss) for the six months ended March 31, 2013 combines the unaudited condensed consolidated statement of income (loss) of EFI for the six months ended March 31, 2013 and the unaudited condensed consolidated statement of income (loss) of Strathmore for the six months ended March 31, 2013. The financial statements of Strathmore for the six month period ended March 31, 2013 was derived by removing the nine months ended September 30, 2012 from the year ended December 31, 2012 and by adding the three months ended March 31, 2013 which was translated to the US dollar by using the average period exchange rate for six months ended March 31, 2013 of 0.9997. Consequently, the three months period ended December 31, 2012 is duplicated in both the year ended December 31, 2012 and the six month period ended March 31, 2013 financial statements.

The summarized operating information about the duplicated three month period ended December 31, 2012 is as follows:.

Strathmore Minerals Corp
Three months ended
December 31, 2012
Selling, general and administrative	$(1,004)
Finance income (loss)	(123)
NET LOSS FOR THE PERIOD	(1,127)
Attributable to shareholders	(1,085)
Non-controlling interests	(42)

The unaudited pro forma consolidated statement of financial position and the unaudited pro forma condensed consolidated statement of income (loss) should be read in conjunction with the above noted financial statements, including the notes thereto. Certain of Strathmore’s assets, liabilities, income and expenses have been reclassified to conform to EFI’s condensed consolidated financial statement presentation.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in preparing the unaudited pro forma condensed consolidated financial statements are set out in EFI’s audited consolidated financial statements for the year ended September 30, 2012. In preparing the unaudited pro forma condensed consolidated financial statements, a review was undertaken by management to identify accounting policy differences where the impact was potentially material and could be reasonably estimated, to which none were identified. Accounting differences may be identified after consummation of the proposed Acquisition.

3.	SHARE ACQUISITION OF STRATHMORE

On June 11, 2013 the Company and Strathmore entered into a definitive arrangement agreement (“Arrangement Agreement”) whereby it is proposed that EFI will acquire, by way of a plan of arrangement, all of the outstanding common shares of Strathmore. Upon closing of the Acquisition, Strathmore shareholders will receive 1.47 common shares of EFI for each whole common share of Strathmore and will own approximately 19.8% of the issued and outstanding common shares of EFI.

The obligations of the Company and Strathmore to complete the Arrangement Agreement are subject to satisfactory completion of the following conditions:

  Approval of the Acquisition by Strathmore shareholders;

  Approval of the Acquisition by EFI shareholders;

  Receipt of all required regulatory approvals, including acceptance by the Toronto Stock Exchange;

  Court approval of the plan of arrangement.

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ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2013 AND THE YEAR ENDED SEPTEMBER 30, 2012
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

The Arrangement Agreement contains customary deal protection mechanisms including a mutual break fee payable in certain events, as well as a non-solicitation provision and the right to match a superior proposal in favor of the Company.

3.	SHARE ACQUISITION OF STRATHMORE (continued)

The Acquisition has been accounted for as a purchase of assets and the assumption of liabilities by the Company. This transaction is not considered a business combination under IFRS 3 due to the stage of its mineral property projects.

As at June 11, 2013, Strathmore had 124,673,285 common shares outstanding and 2,143,668 restricted share units that become fully vested and issued upon change in control. Accordingly, with the conversion ratio of 1.47 common shares of EFI for each whole common share of Strathmore the pro forma cost of the Acquisition is based on the fair value of the issuance of 186,420,921 EFI common shares at $0.165 Canadian dollars (“C$”) or US$0.162 per share.

The value of the share consideration has been based on the closing price of the Company’s shares on June 11, 2013 (the effective date of presentation of the Acquisition for purposes of the unaudited pro forma condensed consolidated statement of financial position). The Company will value the share consideration component based on the closing price of the Company’s shares on the date the Acquisition closes, which may result in an increase or decrease in the consideration for accounting purposes.

The pro forma allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value associated with the assets to be acquired and the liabilities to be acquired. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation as further analysis (including identification of intangible assets, if any, for which no amounts have been estimated and included in the preliminary amounts shown below) is completed. Consequently, the actual allocation of the purchase price is likely to result in different adjustments than those in the unaudited pro forma condensed consolidated statements. EFI will complete a full and detailed valuation of the Strathmore assets. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The preliminary purchase consideration assumed in these unaudited pro forma condensed consolidated financial statements is subject to change and is summarized as follows:

Purchase consideration
Issuance of 183,269,729 common shares for replacement of Strathmore common shares	$29,676
Issuance of 3,151,192 common shares for replacement of Strathmore restricted stock units	510
Estimated EFI transaction costs	2,394
$32,580

Fair value of assets and liabilities acquired
Net working capital acquired	$5,472
Restricted cash	898
Property, plant and equipment (including $27,925 of mineral properties)	28,970
Non-controlling interests	(2,760)
$32,580

The purchase consideration was allocated to the assets acquired and the liabilities assumed based upon their estimated fair value at the date of acquisition. A value of $27,925 was allocated to exploration and evaluation assets for the mineral interests. Any increase in the Company’s share price is expected to increase the amounts allocated to “Mineral properties” and conversely, any decrease in the share price will reduce the amount allocated to “Mineral properties.” According to the initial recognition exemption in IAS 12, Income Taxes, EFI does not recognize a deferred tax asset or liability arising from the acquired assets of Strathmore.

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ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2013 AND THE YEAR ENDED SEPTEMBER 30, 2012
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

4.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated financial statements reflect the following adjustments to give effect to the acquisition as describe in Note 3:

a.

An adjustment of $31,373 to reflect the decrease in fair value of property, plant and equipment including mineral properties and an adjustment of $9,775 to reflect a decrease in the fair value of the non-controlling interest of the plant, property and equipment including mineral properties;

b.

Estimated costs and expenses of the transaction are $4,084 of which $2,370 will be settled in cash and $1,714 will be settled in EFI common shares, or 10,585,248 shares issued at C$0.165 per share or US$0.162 per share. The total estimated costs include $2,250 of expenses payable upon severance of Strathmore employees due to change in control provision under their officer and employment agreements.

EFI’s portion of transaction cost is $2,394 and is included as a component of the purchase price. Strathmore’s portion of transaction cost is $1,690 which is disclosed as a liability payable on acquisition;

c.

The issuance of 183,269,729 common shares of EFI for the common shares of Strathmore at a fair value of $29,676 and the issuance of 3,151,192 common shares of EFI for the restricted share units of Strathmore at a fair value of $510 in connection with the Acquisition before transaction costs of $2,394;

d.	The elimination of the historical equity accounts of Strathmore;

e.

On June 28, 2013 Strathmore completed the sale of the Pine Tree-Reno Creek Royalty (the “Royalty”) to privately held AUC LLC (“AUC”) for $2,882 in cash net of $118 of expenses. The $2,882 net cash proceeds received by Strathmore is being held in accordance with an escrow agreement with Energy Fuels. Proceeds from the Royalty sale have been added to Strathmore’s working capital;

f.	An adjustment to eliminate Strathmore’s impairment of available for sale assets for $100;

g.	An adjustment of $56,215 to eliminate the gain on the purchase of DMHC;

h.	An adjustment of $63,229 to eliminate DMHC’s goodwill impairment related to its transaction with EFI;

i.	An adjustment of $67,340 to eliminate DMHC’s impairment of U.S. mining assets related to its transaction with EFI;

j.	An adjustment of $243 to eliminate DMHC’s intercompany-related consulting income related to Denison’s Mongolia projects;

k.	An adjustment of $14 to eliminate DMHC’s intercompany-related interest expense;

l.	An adjustment of 1,062 to eliminate DMHC’s intercompany-related interest expense; and

m.	An adjustment to give effect to the accrued interest on the convertible debt issued by EFI on July 24, 2012 as if it occurred on October 1, 2011 for $1,376;

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ENERGY FUELS INC.
NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED MARCH 31, 2013 AND THE YEAR ENDED SEPTEMBER 30, 2012
(Unaudited)
(Expressed in thousands of U.S. dollars, unless otherwise noted)

5.	PRO FORMA SHARES OUTSTANDING

The average number of shares used in the computation of pro forma basic and diluted loss per share has been determined as follows:

	Six Months Ended	Year Ended
	March 31, 2013	September 30, 2012
Weighted average shares outstanding of EFI	689,645,501	678,596,999
Shares issued to acquire Strathmore	186,420,921	186,420,921
Shares issued to settle transaction costs	10,585,248	10,585,248
Pro forma weighted average shares of EFI	886,651,670	875,603,168

6.	PRIVATE PLACEMENT

On June 13, 2013 the Company completed a brokered private placement offering (the "Private Placement") of units with a syndicate of underwriters. A total of 47,380,791 units were issued at a price of C$0.14 per unit for aggregate gross proceeds of C$6,633,310 ($6,525,187). Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole Warrant entitles the holder thereof to acquire one common share of the Company at a price of C$0.19 at any time until June 15, 2015. The Private Placement is not recognized within the unaudited Condensed Consolidated Pro Forma Financial Statements because the completion of the Private Placement was not conditional on the closing of the Acquisition.

C - 9 -